As filed with the Securities and Exchange Commission June 26, 2006.
Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

KH FUNDING COMPANY
(Exact name of registrant as specified in its charter)

State of Maryland	6162	52-1886133
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10801 Lockwood Drive, Suite 370
Silver Spring, Maryland 20901
(301) 592-8100
(address and telephone number of principal executive office)

Robert L. Harris, President
10801 Lockwood Drive, Suite 370
Silver Spring, Maryland 20901
(301) 592-8100
(name, address and telephone number of agent for service)

with copies to:

George S. Lawler, Esquire
D. Scott Freed, Esquire
Whiteford, Taylor & Preston L.L.P.
Seven Saint Paul Street, Suite 1500
Baltimore, Maryland 21202
(410) 347-8700

Approximate date of commencement of proposed sale to public: as soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box.   ☐

This registration statement contains a combined prospectus as permitted by Rule 429. The other registration statement to which this registration statement relates was filed under Commission File No. 333-124155.

CALCULATION OF REGISTRATION FEE

Type of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Series 3 Senior Secured Notes	$220,000,000	—	$220,000,000	$$23,540
Series 4 Subordinated Unsecured Notes	$30,000,000	—	$30,000,000	$$3,210

(1) Estimated pursuant to Rule 457 solely for purposes of determining the registration fee.
(2) $28,000,000 of securities included herein were registered by the Registrant under Registration Statement No. 333 124155 with an effective date of July 15, 2005 and remained unissued.
(3) Calculated pursuant to Rule 457(o) of the rules and regulations under the Securities Act of 1933, as amended, $2,996 of such registration fee was paid by the Registrant in connection with Registration Statement No. 333-124155 with respect to securities registered thereunder that remain unissued. Accordingly, $23,754 is being paid concurrently in connection with this Registration Statement.

PURSUANT TO RULE 429 OF THE RULES AND REGULATIONS UNDER THE SECURITIES ACT OF 1933, THE PROSPECTUS WHICH IS A PART OF THIS REGISTRATION STATEMENT WILL ALSO BE USED IN CONNECTION WITH SECURITIES REGISTERED BY REGISTRANT'S REGISTRATION STATEMENT NO. 333-124155. IN THE EVENT ANY OF SUCH PREVIOUSLY REGISTERED SECURITIES ARE OFFERED PRIOR TO THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT THEY WILL NOT BE INCLUDED IN SUCH PROSPECTUS.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATES OR DATE AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT THEREAFTER BECOMES EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information contained in this Prospectus is incomplete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED:  June 26, 2006

PROSPECTUS

$220,000,000 Series 3 Senior Secured Notes	$30,000,000 Series 4 Subordinated Unsecured Notes

KH Funding Company's primary business activities consist of originating, acquiring and servicing mortgage loans, and issuing interest-bearing debt securities to investors. KH Funding Company's business operations are conducted solely from its headquarters in Silver Spring, Maryland.

We are selling up to $220,000,000 in aggregate principal amount of Series 3 Senior Secured Notes, made up of $170,000,000 in Demand Notes and $50,000,000 in Fixed Term Notes, and up to $30,000,000 in aggregate principal amount of Series 4 Subordinated Unsecured Notes described in this prospectus. You must purchase a minimum of $5,000 in principal amount of the Notes. We reserve the right to waive this subscription minimum and accept a lesser amount from any investor. There is no minimum amount of Notes that must be sold under this Offering. No escrow accounts will be utilized. The proceeds from the sale of any Notes will be paid directly to us for our use.

The Series 3 Senior Secured Notes will be sold as either Demand Notes or Fixed Term Notes under the following terms:

$170,000,000 Demand Notes:	Demand Period[1]	Annual Variable Interest Rate[2]
One Day Demand Notes	One day[3]	5.75%
Thirty Day Demand Notes	Thirty days	6.00%

$50,000,000 Fixed Term Notes:	Maturity	Fixed Annual Interest Rate[4]
One Year Fixed Term Notes	One year from the date of issuance	7.00%
Three Year Fixed Term Notes	Three years from the date of issuance	7.35%
Five Year Fixed Term Notes	Five years from the date of issuance	7.60%

The Series 4 Subordinated Unsecured Notes will be sold as Fixed Term Notes under the following terms:

$30,000,000 Fixed Term Notes:	Maturity	Fixed Annual Interest Rate[5]
One Year Fixed Term Notes	One year from date of issuance	7.75%
Three Year Fixed Term Notes	Three years from the date of issuance	8.00%
Five Year Fixed Term Notes	Five years from the date of issuance	8.50%

1 The demand period is the number of days between the date we receive your notice to redeem all or part of your Note(s), and the date we make such redemption.
2 The interest rates for the Demand Notes will be adjusted while outstanding as follows: One Day Note = Federal-Funds Target Rate plus 0.75% and Thirty Day Note = Federal-Funds Target Rate plus 1.00%.
3 The holders of One Day Demand Notes have the option of being provided checking account privileges to access their funds. See "Description of the Notes."
4 The interest rate shall be fixed upon issuance for the term of the Note in accordance with the Federal-Funds Target Rate as follows: One Year Note = Federal-Funds Target Rate plus 2.00%; Three Year Note = Federal-Funds Target Rate plus 2.35%; and Five Year Note = Federal-Funds Target Rate plus 2.60%. In addition, there are the following interest rate bonuses for large-balance accounts: over $250,000: plus 0.15%; over $500,000: plus 0.25% and over $1,000,000: plus 0.40%.
5 The interest rate shall be fixed upon issuance for the term of the Note in accordance with the Federal-Funds Target Rate as follows: One Year Note = Federal-Funds Target Rate plus 2.75%; Three Year Note = Federal-Funds Target Rate plus 3.00%; and Five Year Note = Federal-Funds Target Rate plus 3.50%. In addition, there are the following interest rate bonuses for large-balance accounts: over $250,000: plus 0.15%; over $500,000: plus 0.25% and over $1,000,000: plus 0.40%.

The Series 3 Senior Secured Notes, referred to herein as the Series 3 Notes, and the Series 4 Subordinated Unsecured Notes, referred to herein as the Series 4 Notes, and collectively as the Notes, will be issued by KH Funding Company, referred to herein as KH Funding. The Series 4 Notes will be unsecured obligations of KH Funding, will be subordinate to the Series 3 Notes and any other senior indebtedness we may incur, and on parity with all other unsecured and subordinated indebtedness of KH Funding Company. We do not expect any trading market to develop for the Notes. The Notes will be sold on a best efforts basis, with no guarantee that we will sell any of the Notes. Certain broker dealers selected by us may be involved in the sale of these Notes for which services they will be compensated. The Notes will also be offered by some of our officers who will not be compensated for such services.

We are not a bank or depository financial institution and the Notes will not be insured against loss by the FDIC or any governmental or private agency. Investing in KH Funding debt securities involves certain risks. See "Risk Factors" beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 26, 2006

PROSPECTUS SUMMARY

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND NOTES CONTAINED IN THIS PROSPECTUS. EACH INVESTOR IS URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY PRIOR TO MAKING AN INVESTMENT DECISION IN THE OFFERED SECURITIES.

KH Funding Company

KH Funding Company is in its seventeenth year of operation. We operated as a general partnership from our founding in December 1990 until we were incorporated under the laws of the State of Maryland on June 24, 1994.

For investors, our investment services include the sale and issuance of fixed and variable rate investor Notes. Holders of our investor Notes are provided monthly statements that track the transactions of their investment account, such as interest earned, partial or whole redemptions, additions to principal, and the beginning and ending balance for each statement period. Holders of our investor Notes are annually provided an IRS Form 1099 reporting the interest earned on their note(s). We are an approved retirement account trustee and will accept and administer purchases of our investor Notes for IRA and SEP accounts.

For borrowers, our mortgage services include the direct origination of short and medium-term loans to investment property owners and small businesses, primarily in the Washington, D.C. and Baltimore, Maryland metropolitan areas. We specialize in loans that allow a borrower to buy, renovate and sell investment properties. We also provide lines-of-credit and fixed-term loans to many small businesses where we also have real estate as additional collateral for each loan. Our services include originating and buying loans and servicing the loans in our portfolio.

In addition to the direct origination of loans described above, we also buy "closed loans," as they are referred to in the market, from brokers and other lenders. These loans have been funded and the borrower is fully obligated under the mortgage note. We currently own loans secured by real estate in 20 states. Most of the loans purchased under this program are long-term mortgages provided by sellers of real estate to a buyer, where the buyer makes a small down payment and the seller originates a first and second trust for the buyer. We will buy the first trust and normally the seller will continue to hold the second trust. Because of the nature of seller financed transactions, the interest rates for these loans are higher than on most conventional mortgages. Our experience has been that these loans are paid off within two or three years because the borrower is able to refinance at a lower cost after having paid timely on the loan.

Our net income depends largely upon our net interest income, which is the difference between interest income from loans and investments and interest expense on investor Notes. This is discussed more fully in this prospectus under the headings "Our Business" and "Risk Factors."

How to Contact Us

Our offices are located at 10801 Lockwood Drive, Suite 370, Silver Spring, Maryland 20901. Our telephone number is (301) 592-8100. Your may access our web site at "www.khfunding.com". Information on our web site is not incorporated into this prospectus and should not be considered a part of this prospectus.

Summary of the Terms of the Offering

Securities	Series 3 Senior Secured Notes, or Series 3 Notes, in the form of Fixed Term Notes and Demand Notes.
Series 4 Subordinated Unsecured Notes, or Series 4 Notes, in the form of Fixed Term Notes.
Amount

We may issue up to $220,000,000 in aggregate principal amount of Series 3 Notes, consisting of $170,000,000 in Demand Notes and $50,000,000 in Fixed Term Notes, and up to $30,000,000 in aggregate principal amount of Series 4 Notes.

Accounts

We will establish and maintain an account for your benefit. The transactions for your account, including withdrawals, additions and interest postings, will be reflected on an account statement that will be mailed to you on a monthly basis (quarterly for IRA accounts).

Interest Rates

Series 3 Fixed Term Notes. The Series 3 One Year Fixed Term Notes, Three Year Fixed Term Notes and Five Year Fixed Term Notes will have an annual interest rate fixed at the time of issuance with the initial interest rates being 7.00%, 7.35% and 7.60% respectively. We may change the interest rate periodically for future issuances of Fixed Term Notes in accordance with the Federal-Funds Target Rate as follows: One Year Note = Federal-Funds Target Rate plus 2.00%; Three Year Note = Federal-Funds Target Rate plus 2.35%; and Five Year Note = Federal-Funds Target Rate plus 2.85%. In addition, there are the following interest rate bonuses for large-balance accounts: over $250,000: plus 0.15%; over $500,000: plus 0.25% and over $1,000,000: plus 0.40%. If we change the interest rate on any of the Fixed Term Notes, the interest rate on previously issued Fixed Term Notes issued prior to the date of the prospectus supplement will not be affected.

Series 3 Demand Notes. The Series 3 One Day and Thirty Day Demand Notes have a variable annual interest rate with the initial rates being 5.75% and 6.00% respectively. The interest rates for the Demand Notes will be adjusted while outstanding as follows: One Day Note = Federal-Funds Target Rate plus 0.75% and Thirty Day Note = Federal-Funds Target Rate plus 1.00%. The variable annual interest rates for the Demand Notes will be adjusted periodically by us in accordance with changes in the Federal-Funds Target Rate by filing a supplement to this prospectus and posting the supplement on our website, "www.khfunding.com". We will notify you in writing at least seven (7) days prior to any decrease in the interest rate. The notice will include a current prospectus or prospectus supplement reflecting the new rates. The holder will have ample opportunity to make a demand election if they so desire or they can simply continue to hold the Demand Note subject to the new interest rate.

Series 4 Fixed Term Notes. The Series 4 One Year Fixed Term Notes, Three Year Fixed Term Notes and Five Year Fixed Term Notes will have an annual interest rate fixed at the time of issuance with the initial interest rates being 7.75%, 8.00% and 8.50% respectively. We may change the interest rate periodically for future Fixed Term Notes in accordance with the Federal-Funds Target Rate as follows: One Year Note = Federal-Funds Target Rate plus 2.75%; Three Year Note = Federal-Funds Target Rate plus 3.00%; and Five Year Note = Federal-Funds Target Rate plus 3.50%. In addition, there are the following interest rate bonuses for large-balance accounts: over $250,000: plus 0.15%; over $500,000: plus 0.25% and over $1,000,000: plus 0.40%. If we change the interest rate on new issuances of the Fixed Term Notes, the interest rate on Fixed Term Notes issued prior to the date of the prospectus supplement will not be affected.

Interest Compounding

The interest on all Notes is compounded daily. The initial effective annual yield, based upon the funds being invested for a continuous 365 days, is 5.92% and 6.18% for the Series 3 One Day and Thirty Day Demand Notes, respectively, based upon the current rate, and 7.25%, 7.63% and 7.90%, for the Series 3 One Year Fixed Term Notes, Three Year Fixed Term Notes and Five Year Fixed Term Notes, respectively, based upon the current rate.

The initial effective annual yield, based upon the funds being invested for a continuous 365 days, is 8.06%, 8.33% and 8.87%, for the Series 4 One Year Fixed Term Notes, Three Year Fixed Term Notes and Five Year Fixed Term Notes, respectively, based upon the current rate.

Interest Payments	You may elect to receive interest payments monthly, quarterly, semi-annually or annually. You may also elect for the interest to be accrued and added to the balance of your account.
Principal Payments	We will pay the principal amount of each Fixed Term Note upon maturity and each Demand Note upon demand after the expiration of the respective demand period.
Mandatory Call by Company	We may prepay the outstanding principal amount of your Fixed Term Notes and Demand Notes at any time without penalty or premium.
Redemption by Holders

You may redeem all or some of the outstanding principal and accrued but unpaid interest balance of your Fixed Term Notes at any time in whole or in part subject to a penalty of three months interest earnings for One Year Fixed Term Notes and two months interest earnings for each year in advance of maturity that the redemption occurs for Three Year Fixed Term Notes and Five Year Fixed Term Notes. The penalty for early redemption will be calculated based on the then applicable interest rate and the amount to be redeemed. KH Funding shall fund early redemption requests upon 90 days advance notice.

Collateral

The Series 3 Notes will be secured by substantially all assets of KH Funding Company, excluding real estate owned, but including, without limitation, all accounts, chattel paper, documents, equipment, general intangibles (including payment intangibles, trademarks, patents, copyrights, tax refunds), goods, instruments (including promissory notes), inventory, investment property, letter-of-credit rights, and supporting obligations, wherever located, as now or hereafter existing, arising or acquired, and all proceeds (including insurance proceeds) and products of the foregoing, will have parity with existing Series 3 Notes or other senior debt we may incur, and rank senior to all unsecured and subordinated indebtedness of KH Funding Company.

The Series 4 Notes will be unsecured obligations of KH Funding, will be subordinate as to the payments of principal and interest to the Series 3 Notes and any other senior indebtedness we may incur, and on parity with all other unsecured and subordinated indebtedness of KH Funding. As of March 31, 2006 (unaudited), there was $47.31 million of Series 3 Notes outstanding and no other senior indebtedness.

Use of Proceeds

We currently intend to use the proceeds from the sale of the Notes to purchase loans, generally at a discount, from brokers, banks and other lenders and to redeem existing outstanding notes or Notes sold under this offering that come due during the period of this offering.

Plan of Distribution

We will sell the Notes on a continuous basis to the public in certain states. The Notes will be sold by officers of the company, as well as certain broker-dealers on a "best efforts" or agency basis. There is no minimum amount of Notes that must be sold under this Offering. No escrow accounts will be utilized. The proceeds from the sales of the Notes will be paid directly to us and will not be placed in an escrow account. You must purchase a minimum of $5,000 in principal amount of the Notes. We reserve the right to waive this minimum and accept a lesser amount from any investor.

Book Entry Form	The Notes are issued in book entry form only. We do not intend to issue the Notes in certificated form.
Risk Factors	Purchasing the Notes involves certain risks. You should carefully review the risks described in this prospectus and beginning on page 6 under the heading "Risk Factors."

Summary Financial Data

You should consider our summary financial information set forth below together with the more detailed financial statements, including the related notes, and "Management's Discussion and Analysis" located elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(unaudited)	(unaudited)
Statement of Operations Data:
Revenue:
Interest and Fees on Loans	$1,260,203	$662,777	$3,323,449	$2,006,449	$1,826,202	$1,757,153	$1,463,789
Other Income(1)	66,452	47,991	311,683	390,121	232,299	106,504	105,800
Total Revenue(2)	1,326,655	710,768	3,635,132	2,396,570	2,058,501	1,863,657	1,569,589
Provision for Loan Losses	57,352	36,000	251,048	266,700	146,379	144,165	158,000
Interest Expense	851,979	448,153	2,412,360	1,297,978	1,273,677	1,173,985	1,007,521
Non-Interest Expense	322,190	227,460	1,016,039	929,265	634,279	516,431	440,364
Total Expenses(3)	1,174,169	675,613	3,428,399	2,494,043	1,907,956	1,690,416	1,447,885
Net Income (Loss)	95,134	(845)	(44,315)	(97,473)	4,166	29,076	(36,296)
Per Common Share Data:
Basic Earnings (Loss) Per Share(4)	0.04	-	(0.02)	(0.04)	-	0.02	(0.02)
Diluted Earnings (Loss) Per Share(5)	0.04	-	(0.02)	(0.04)	-	0.01	(0.02)

(1) Consists of all Non-Interest Income plus Interest on Bank Accounts, Interest on Investments-Marketable Securities and Other Interest.
(2) The sum of Interest and Fees on Loans plus Other Income as explained above in (1).
(3) The sum of Interest Expense plus Non-Interest Expense.
(4) Using average of beginning and ending balance of number of shares and annual earnings (loss), shown in cents per share.
(5) Using average of beginning and ending balance of number of shares and number of outstanding options, and annual earnings (loss), shown in cents per share.
	Three Months Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(unaudited)	(unaudited)
Balance Sheet Data:
Cash and Marketable Securities	$8,920,201	$5,533,237	$7,177,851	$3,328,093	$4,205,911	$2,371,931	$357,957
Loans Receivable, Net	46,688,124	24,138,978	40,678,941	20,144,798	15,590,526	15,830,293	13,036,199
Real Estate Owned	804,780	818,985	802,815	709,973	1,014,254	1,011,424	1,198,681
Other Assets(1)	1,997,167	1,952,902	2,110,938	2,039,085	2,280,217	676,560	423,112
Total Assets	58,410,272	32,444,102	50,770,545	26,221,949	23,090,908	19,890,208	15,015,949
Notes Payable	56,820,138	31,237,706	49,681,335	24,817,403	19,980,673	17,482,519	12,789,068
Participation Loans	-	108,255	-	107,248	105,636	1,077,730	1,024,115
Other Liabilities(2)	209,870	47,513	174,403	101,446	1,322,686	358,902	422,654
Total Liabilities	57,030,008	31,393,474	49,855,738	25,026,097	21,408,995	18,919,151	14,235,837
Stockholders' Equity	1,380,264	1,050,628	914,807	1,195,852	1,681,913	971,057	780,112

Other Financial Data:
Return on Average Assets(3)	0.70%	0.01%	(0.12%)	(0.40%)	0.02%	0.17%	(0.28%)
Return on Average Equity(4)	33.20%	0.30%	(4.20%)	(6.77%)	0.31%	3.32%	(3.90%)
Stockholders' Equity to Total Assets	2.36%	3.24%	1.81%	4.56%	7.28%	5.1%	5.2%

Loan Portfolio:
Principal Funded During Period	$14,352,116	$9,008,136	$37,727,240	$12,841,741	$6,875,053	$7,168,744	$9,563,367
Principal Received During Period	8,377,164	4,883,913	16,733,748	8,005,490	6,970,257	3,730,793	5,062,451
Average Interest Rate For Period	10.54%	10.65%	10.66%	10.89%	10.74%	11.00%	11.94%
Loan Write-off's as a Percent of Average Portfolio During the Period(5)	-	0.06%	0.35%	1.38%	0.75%	0.94%	0.91%

Notes Payable(6):
Sale of Notes During Period	$37,002,763	$22,189,236	$120,110,831	$49,008,102	$26,630,166	$22,926,619	$14,418,456
Redemption of Notes During Period	30,329,599	16,059,150	96,630,099	44,786,895	24,697,770	18,681,654	11,280,177
Average Interest Rate For Period	6.10%	5.90%	6.03%	5.69%	6.00%	6.40%	7.86%

(1) Consists of the following: Accrued Interest, Prepaid Expenses, Other Receivables, Investments-Other, Property and Equipment-Net, and Other Assets.
(2) Consists of the sum of the following: Borrowings, Accounts Payable and Accrued Expenses, and Escrows.
(3) Using average of beginning and ending balances for assets, and earnings for period (annualized).
(4) Using average of beginning and ending balances for equity, and earnings for period (annualized).
(5) Annualized.
(6) See "Financial Statements—Note C-Notes Payable, Interest Expense and Types of Notes" which discusses the note payable maturities in detail.

RISK FACTORS

Your investment in the Notes involves certain risks. In addition to the other information in this prospectus, you should carefully consider the risks described below and all the information contained in this prospectus before deciding whether to purchase any of the Notes.

Risks Related to the Notes and the Offering

The Notes are not insured against loss by the FDIC or any governmental agency, and the sole source of repayment is KH Funding. Because of this you could lose all or part of your investment.

Neither the FDIC nor any other governmental or private agency insures the Notes offered by this prospectus. The repayment of the Notes is dependent solely upon sources such as our earnings, our working capital and other sources of liquidity available to us. If these sources of repayment are inadequate, you could lose your entire investment.

Since we do not set aside funds to redeem the Notes offered, you must rely on our revenues from operations and other sources for redemption. If our sources of repayment are not adequate, we may be unable to redeem the Notes at maturity and you could lose all or a part of your investment.

We do not contribute funds on a regular basis to a separate account, commonly known as a sinking fund, to redeem the Notes upon maturity. Because funds are not set aside periodically for the redemption of the Notes over their term, holders of the Notes must rely on our revenues from operations and other sources of liquidity for redemption. To the extent these sources are not sufficient to redeem the debt, holders may lose all or a part of their investment. See "Management's Discussion and Analysis—Liquidity and Capital Resources."

At March 31, 2006, there were approximately $11.59 million of One Day Demand Notes payable upon one day demand. See "Financial Statements—Note C-Notes Payable, Interest Expense and Types of Notes", which discusses the note payable maturities in more detail. As of that same date, we had approximately $8.92 million of cash and cash equivalents and approximately $7.14 million in loans that could be sold at par within two to three business days to satisfy redemption demands. See "Management's Discussion and Analysis—Liquidity and Capital Resources" for a more detailed discussion on our liquidity strategy. Our ability to generate revenues from operations in the future is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Therefore, funds from these sources may not be sufficient to meet our anticipated future operating expenditures and Note repayment obligations as they become due. Again, if our sources for repayment are lower than we expect and/or insufficient to redeem the outstanding Notes, holders may lose all or a part of their investment.

We have the right to make a mandatory call of the Notes, and if we do so, you may earn less interest income.

We may prepay the outstanding principal amount of your Fixed Term Notes and Demand Notes at any time without penalty or premium. If we do so, you may not be able to re-invest with us or elsewhere at comparable interest rates and therefore earn less interest income than you originally expected.

Currently, we operate with modest capital levels, so in the event of an insolvency or liquidation of KH Funding holders of our Notes could lose all or a part of their investment.

A company's capital represents the cash investment of its stockholders and is paid last, after all debt holders have been paid, in the event of a liquidation of the company. Therefore, a greater amount of capital provides a greater amount of protection to debt holders in the event of liquidation. Our relatively modest capital level provides limited protection to the holders of our Notes. Therefore, in the event of an insolvency or liquidation of KH Funding, the holders of our Notes could lose all or part of their investment.

The Indenture for the Notes does not contain financial, capital or operating covenants or impose limits on our borrowings.

The Indenture for the Notes does not require us to maintain specified capital ratios or require us to meet financial or operating ratios such as debt to total capital, fixed charge coverage or specified levels of earnings before interest, taxes, depreciation and amortization. Although we seek to maintain adequate capital and operating ratios, the Indenture does not limit our ability to increase our debt levels through the issuance of additional Notes or otherwise so long as we are not in default of our payment obligations under the Indenture. If we incur debt beyond our ability to repay our debt you may lose all or a portion of your investment in the Notes.

We are selling the offering without making any arrangements for escrow of the proceeds, and all purchases of the Notes will be irrevocable.

No escrow or trust account will be established and all purchases of the Notes will be irrevocable. Therefore, funds tendered by investors will not be placed in escrow and will be available for use by us immediately. The lack of an escrow arrangement, and the absence of the ability to revoke purchases, could cause greater risk to the investors in the event that insufficient funding is raised in the offering. See "Description of the Notes."

We may incur substantially more debt from this offering and our increased indebtedness could adversely affect our financial condition.

Our indebtedness could have important consequences to you. For example, it could:
•	increase our vulnerability to general adverse economic and industry conditions;
•	limit our ability to obtain additional financing;
•

require the dedication of a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness, thereby reducing the availability of such cash flow to fund our growth strategy, working capital, capital expenditures and other general corporate purposes;

•	increase our vulnerability to interest rate increases if future debt must be incurred at higher rates of interest than currently exist;
•	limit our flexibility in planning for, or reacting to, changes in our business and the industry;
•	place us at a competitive disadvantage relative to competitors with less debt; and
•	make it difficult or impossible for us to pay the principal amount of the Notes at maturity.

We may incur substantial additional debt in the future. The terms of these Notes will not prohibit us from doing so. If new debt is added to our current levels, the related risks described above could intensify.

Our One Day Demand Notes with checking account privileges allow those investors to redeem their investment with one day advance notice to KH Funding, which could increase the volatility of our cash position from time-to-time. If we experience a negative cash flow position it could impair our ability to make principal and interest payments on the Notes.

The holders of One Day Demand Notes are given the option to withdraw funds by providing one day advance notice to KH Funding of their redemption request, or through the use of a KH Funding-investor joint checking account provided through Bank of America and other local banks. These redemption privileges necessitate that we keep adequate cash reserves available to accommodate immediate redemption requests, which could cause the company to suffer severe cash fluctuations. In an attempt to manage this potential risk carefully, we have established "maximum balance" limits on the amount of One Day and Thirty Day Demand Notes that may be held by any one investor. Specifically, no one investor may hold more than an aggregate of $250,000 in One Day Demand Notes and, no one investor may hold more than an aggregate of $500,000 in Thirty Day Demand Notes. We reserve the right to waive these maximum balance limits for any investor; however, we only do so in very limited instances and after careful analysis of the facts and circumstances.

Our maximum balance limits do not provide us complete protection from the possibility of severe cash fluctuations. If we experience severe cash flow fluctuations from operations, it could impair our ability to make principal and interest payments on the Notes.

Since the Series 4 Notes are unsecured and subordinate in right of repayment to the Series 3 Senior Secured Notes and any other senior debt we may incur, in the event of insolvency, holders of the Series 4 Notes would be repaid only if funds remain after the repayment of any senior debt we may have at the time.

The Series 4 Notes are unsecured obligations of KH Funding and are subordinated to the Series 3 Notes and any other senior debt we may incur. We may incur up to $220,000,000 of senior debt from this offering and there is no limitation on the amount of senior debt we can incur. Senior debt includes any indebtedness incurred in connection with our borrowings from a bank, trust company, insurance company, or from any other institutional lender. These borrowings do not have to be specifically designated as "senior debt." If we were to become insolvent, our senior debt would have to be paid in full prior to payment of Series 4 Notes in our liquidation. As a result, there may not be adequate funds remaining to pay the principal and interest on the Series 4 Notes. See "Description of the Notes."

We accept and administer purchases of our Notes for IRA and SEP accounts. However, if a purchase is later determined to be a prohibited transaction, the IRA or SEP investor could suffer materially adverse consequences.

We are an approved retirement account trustee and accept and administer purchases of our Notes by Qualified Retirement Plans, such as individual retirement accounts, or IRAs, and Simplified Employee Pensions, or SEPs. IRA and SEP investors are eligible to invest in any of our Series 3 or Series 4 Notes. The Employee Retirement Income Security Act of 1974, or ERISA, and the Internal Revenue Code, or the Code, prohibit certain dealings between fiduciaries and other "interested" or "disqualified" parties and a Qualified Retirement Plan. These "prohibited transactions" are defined in Section 406 of ERISA and in Section 4975 of the Code. The prohibited transaction rules have different impacts under ERISA and the Code. ERISA imposes civil liability on a fiduciary for breach of fiduciary duty for allowing a Qualified Retirement Plan to engage in a transaction that was known or should have been known by the fiduciary to be prohibited. The Code provides for excise taxes which can exceed the amount involved in the transaction. Moreover, a fiduciary that engages in a prohibited transaction with respect to the IRA or SEP may cause the IRA or SEP to lose its tax-exempt status.

Although we believe that an investment in the Notes is not a "prohibited transaction," we have not requested or received a legal opinion or IRS determination of the circumstances associated with the purchase of our Notes by IRAs and SEPs, and whether purchases of our Notes is considered engaging in a "prohibited transaction" under the Code and ERISA. We encourage you to contact your own professional advisors regarding this matter.

We are not required to sell all or any specified amount of the Notes to consummate the offering, so the offering may be completed with an insufficient amount of the Notes sold to implement our growth strategy.

We are not required to sell all or any specified amount of the Notes before issuing any Notes and using the proceeds from those sales and/or terminating the offering. The offering may be completed even if substantially less than the total number of Notes offered is sold. The Notes are being sold without the services of an underwriter or broker-dealer and we may not be able to sell the entire $250,000,000 in Notes we are offering in this prospectus. If we are unable to sell a sufficient amount of Notes, we may have insufficient funds to successfully implement our growth strategy. See "Plan of Distribution."

Your ability to liquidate your investment is limited because of transfer restrictions and the lack of a trading market.

The Notes sold under this prospectus may not be transferred without our prior written consent. In addition, there is no established trading market for the Notes. Due to the contractual restrictions and the lack of a market for the sale of the Notes, there can be no assurance that investors will be able to sell the Notes to third parties. See "Description of the Notes."

Our management will have broad discretion over allocating the proceeds from the offering, so they could use the proceeds in a manner contrary to the best interests of investors.

Our management will have broad discretion in determining how the proceeds of the offering will be used. As a result, management could use the funds in a manner contrary to the best interest of investors. See "Use of Proceeds."

Risks Related to Our Business

Our assessment of the quality of loans we originate and acquire may be inaccurate which could adversely affect our profitability.

Before we purchase or originate loans, we perform an evaluation of the loans in order to determine whether they are suitable for our portfolio. Our initial evaluation of the loans may be flawed and actual results may be different than expected which, if unfavorable, could adversely affect our financial condition and results of operations. See "Our Business-Lending Activities." We generally make "hard-collateral" loans. A hard-collateral loan is a loan in which the loan amount is equal to or less than 70% of the value of the collateral. Even if these loans default, the underlying collateral should be adequate to cover both the principal and interest due on the loan. Nevertheless, in the future, our loan loss percentage could increase which could adversely affect our profitability. See "Our Business-Allowance for Loan Losses."

The hard-collateral and sub-prime loans we originate and acquire generally have higher delinquency and default rates than prime mortgage loans, which could result in losses on loans.

In the last five years we have increased our purchasing of closed loans from brokers, banks and other lenders, usually at a discount, in wholesale bulk purchases. These loans are purchased at a discount because generally, secondary markets allow for discounts on the purchase of hard-collateral and sub-prime closed loans, and we have long-standing relationships with the brokers, banks and other lenders from whom we purchase loans. We intend to continue to expand this component of our operations. Hard-collateral and sub-prime mortgage loans generally have higher delinquency and default rates than prime mortgage loans. Delinquency interrupts the flow of projected interest income from a mortgage loan, and default can ultimately lead to a loss if the net realizable value of the real property securing the mortgage loan is insufficient to cover the principal and interest due on the mortgage loan.

We attempt to manage these risks with risk-based mortgage loan pricing and appropriate underwriting policies and loan collection methods. However, if such policies and methods are insufficient to control our delinquency and default risks and do not result in appropriate loan pricing, our business, financial condition, liquidity and results of operations could be significantly harmed.

If all of the remedies for recovering a defaulted loan that we own are inadequate, it could have a materially adverse effect on our financial results.

We may fail to collect funds from originated and acquired loans. Our ability to fully recover amounts due under the originated and acquired loans may be adversely affected by, among other things:
•	the financial failure of the borrowers;
•	the purchase of fraudulent loans;
•	misrepresentations by a broker, bank or other lender;
•	third-party disputes; and
•	third-party claims with respect to security interests.

Any of these events could require us to seek enforcement of a borrower's guarantee, which could prove to be inadequate to fully collect the loans. Therefore, we may experience losses on acquired or originated loans in the future. These potential future losses may be significant, may vary from current estimates or historical results and could exceed the amount of our reserves for loan losses. We do not maintain insurance covering such losses. In addition, the amount of provisions for loan losses may be either greater or less than actual future write-offs of the loans relating to these provisions. Any of these events could have a materially adverse effect on our business. See "Our Business-Allowance for Loan Losses."

Our lack of diversified operations and investments increases our exposure to risk of loss.

Our operations primarily consist of, and our income is derived from, investing in mortgage loans that we purchase from brokers, banks and other lenders and from loans that we make to small businesses and individuals. In addition, we invest excess cash in investment grade debt securities issued by financial companies that we hold for liquidity and investment purposes. Further, we hold as investments many of the properties on which we foreclose. Most of these properties are held as rental investments. This lack of diversification, of investing only in loans, and to a lesser degree in bonds and real estate, increases our exposure to the risk of loss if a substantial number of loans become uncollectible. This increases the risk that uncollectible loans could materially affect our financial results.

A change in market interest rates may result in a reduction in our profits and impair our ability to repay the Notes.

Rapid changes, either upward or downward, in interest rates may adversely affect our profits. Any future rise in interest rates may:
•	reduce customer demand for our products;
•	widen investor spread requirements;
•	change loan prepayment rates;
•	increase our cost of funds;
•	reduce the spread between the rate of interest we receive on loans and interest rates we must pay under our Notes; and
•	limit our access to borrowings in the capital markets.

We are subject to risks associated with decreases in interest rates because we have issued Fixed Rate Notes with scheduled maturities of over one year. At December 31, 2005, we had $11.30 million of Fixed Rate Notes with scheduled maturities greater than one year. If market interest rates decrease in the future, the rates paid on our Fixed Rate Notes could exceed the current market rate paid for similar instruments which could result in a reduction in our profitability which could impair our ability to repay the Notes.

If we are not able to sustain the levels of loan originations and purchases that we experienced in the past, our future profits may be reduced and our ability to redeem the Notes may be impaired.

It is necessary for us to continue adding loans to our investment portfolio because we need to re-invest proceeds of loan payoffs as they are received. We will also need to invest in more mortgages as we grow in size. Our ability to sustain the level of loan originations and purchases needed depends upon a variety of factors outside our control, including:
•	interest rates;
•	economic conditions in our primary market area;
•	decline in real estate values;
•	competition; and
•	regulatory restrictions.

In a rising interest rate environment, we would expect our ability to originate loans at interest rates that will maintain our current level of profitability will be easier compared to a falling or stable interest rate environment. If we are unable to sustain our levels of growth, our profits may be reduced and our ability to repay the debt securities upon maturity impaired.

Our lending activities are concentrated in the Washington/Baltimore metropolitan areas, so we are subject to the economic conditions of those areas.

The Company's success depends primarily on the general economic conditions of the Baltimore-Washington metropolitan area. The local economic conditions in the areas have a significant impact on the demand for the Company's loans as well as the ability of the Company's customers to repay loans, the value of the collateral securing loans and the stability of the Company's funding sources. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, outbreak of hostilities or other international or domestic occurrences, unemployment, changes in securities markets or other factors could impact these local economic conditions and, in turn, have a material adverse effect on the Company's financial condition and results of operations.

We are dependent on our senior management team and, if we are not able to retain them, it could have a materially adverse effect on us.

We are dependent upon the continued services and experience of our senior management team, including Robert L. Harris, our Chief Executive Officer and President, James E. Parker, our Chief Financial Officer and Treasurer, Louise B. Sehman, our Secretary, Martin Angeli, a Senior Vice President, and Ronald L. Nicholson, a Vice President. We depend on the services of Messrs. Harris, Parker, Angeli and Nicholson and Ms. Sehman and other members of our senior management team to, among other things, continue our growth strategies and maintain and develop our client relationships.

We have no employment or non-compete agreements with any of our executive officers or other employees. The loss of the services of any of our senior management or any of our other key employees would disrupt our operations and would delay our planned growth while we worked to replace those employees. At this time, we do not maintain director or officer insurance. We maintain "key person" life insurance on Robert L. Harris only. As a result, if any of our other key employees were to die or become unable to provide services for us, our operations would be disrupted and we would have no means of recovering any resulting losses. In addition, if Mr. Harris were to die or become unable to provide services for us, there is no assurance that the insurance proceeds would be sufficient to recover any resulting losses.

Currently, we operate with limited capital levels and stockholders' equity, so in the event of liquidation or dissolution of the Company, holders of our Notes could lost all or part of their investment.

A company's capital represents the investment of its stockholders and is paid last, after all debt holders have been paid, in the event of a liquidation or dissolution of the company. Therefore, a greater amount of capital provides a greater amount of protection to debt holders in the event of a liquidation or dissolution. Our capital level provides only a modest amount of protection to the holders of our Notes. Therefore, in the event of an insolvency or liquidation, the holders of our Notes could lose all or part of their investment.

We have notes payable and notes receivable with certain of our officers, directors and principal stockholders. This might cause such persons to have a conflict of interest.

As of December 31, 2005, certain of our officers, directors and stockholders held 59 Notes with an aggregate principal amount of $5.94 million. Although such persons' relationship with the Company encourages them to act in the best interests of the Company, circumstances could arise where such persons, particularly those that are members of our Board of Directors, will be in a position of allocating available cash in a manner that may not be in the best interests of the Company or other holders of the Notes. In addition, as of December 31, 2005, loans made by KH Funding to some of our officers, directors and stockholders totaled $4.27 million. Although we believe that each of these transactions were on terms as favorable as could have been obtained from an unrelated party, they could create, or appear to create, potential conflicts of interest which may not necessarily be resolved in our favor. This could have a material adverse effect on our business, operating results and financial condition. See "Certain Relationships and Related Transactions."

We do not have a compensation committee, which may cause conflicts of interest with our directors and certain of our officers.

Currently, we do not have a compensation committee and do not have current plans to form such a committee. Our Board of Directors makes decisions regarding compensation, including the compensation for directors and executive officers. Our Board of Directors is not entirely comprised of independent members, and one of our executive officers, Mr. Harris, is a member of the Board of Directors. See "Management." The situation may give rise to conflicts of interests between KH Funding and its directors and certain of its officers, which may not necessarily be resolved in our favor. This could have a material adverse effect on our business, operating results and financial condition.

The Company's allowance for loan losses may be insufficient.

The Company maintains an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, that represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the allowance reflects management's continuing evaluation of concentrations; specific credit risks; loan loss experience; current loan portfolio quality; present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires the Company to make significant estimates of current credit risks and future trends all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of the Company's control, may require an increase in the allowance for possible loan losses. In addition, charge-offs in future periods may exceed the allowance for possible loan losses. Increases in the allowance for loan losses will result in a decrease in net income and capital, and may have a material adverse effect on the Company's financial condition and results of operations.

The Company is subject to environmental liability risk associated with lending activities.

A significant portion of the Company's loan portfolio is secured by real property. During the ordinary course of business, the Company may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, the Company may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require the Company incur substantial expenses and may materially reduce the affected property's value or limit the Company's ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase the Company's exposure to environmental liability. Although the Company has policies and procedures to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on the Company's financial condition and results of operations.

FORWARD-LOOKING STATEMENTS

Some of the statements contained, or incorporated by reference, in this prospectus may include projections, predictions, expectations or statements as to beliefs or future events or results or refer to other matters that are not historical facts. Such statements constitute "forward-looking information," within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act") and the Private Securities Litigation Reform Act of 1995. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking statements are based on various factors and were derived using numerous assumptions. In some cases, you can identify these forward-looking statements by words like "may," "will," "should," "expect," "plan," "anticipate," intend," "believe," "estimate," "predict," "potential," or "continue" or the negative of those words and other comparable words. You should be aware that those statements only reflect our predictions. Actual events or results may differ substantially. Important factors that could cause our actual results to be materially different from the forward-looking statements are disclosed under the heading "Risk Factors" and throughout this prospectus.

USE OF PROCEEDS

If all of the Notes we are offering in this prospectus are sold, we expect proceeds to total $250,000,000 before deducting offering expenses. We currently intend to use the proceeds received from the sale of the Notes in the following manner:

Total Proceeds:	$250,000,000	(1)	100.00%

Offering Expenses:	385,754	(1)	0.15%
Operations:
Note Redemptions	200,000,000	(2)	80.00%
Loan Acquisitions	49,614,246	(3)	19.85%
Total:	$250,000,000		100.00%

(1) Estimated amounts.
(2) We intend to use proceeds from this offering to redeem existing Notes we issued prior to this offering and to redeem Notes under this offering that may come due during the offering period. Most of the redemptions come from the high turnover in the Notes that have checking account withdrawal privileges (One Day Demand Notes), and to a lesser degree from the Fixed Rate Notes. We have not allocated any specific amount of the proceeds to be used for Note redemptions to officers, directors, their affiliates or associates. However, there are many of our officers, directors, affiliates or associates who are also our customers. If a customer, which happens to also be an officer, director, affiliate or associate, wishes to redeem Note(s), they will be allowed to do so in the ordinary course of business and on terms consistent with other holders of our Notes. In addition, we expect to make intermediate investments in bonds which will be converted into higher rate, liquid mortgages as such mortgages become available. However, we anticipate that such bond investments will never be more than approximately 10% of our total assets.
(3) We intend to use net proceeds to originate loans, as well as, purchase loans from brokers, banks and other lenders. These loans will typically be first trust residential loans at an interest rate of between 9% and 12% made to a non-occupant owner (investment property loan) with an 80% loan-to-value and a 5 to 10 year balloon payment feature. In addition, we expect to make intermediate investments in bonds which will be converted into higher rate, liquid mortgages as such mortgages become available. However, we anticipate that such bond investments will never be more than approximately 10% of our total assets.

There is no minimum amount of Notes that must be sold under this offering and we do not anticipate any material changes to our planned use of proceeds if we fail to achieve the maximum $250,000,000 offering amount (i.e., approximately 80.00% for Note redemptions and approximately 18.75% for loan acquisitions).

MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion may contain statements that could be deemed forward-looking statements within the meaning of Section 21E of the Exchange Act and the Private Securities Litigation Reform Act, which statements are inherently subject to risks and uncertainties. Factors that could influence the accuracy of such forward-looking statements include, but are not limited to, the financial success or changing strategies of KH Funding's customers, actions of government regulators, the level of market interest rates, and general economic conditions. See "Forward-Looking Statements" and "Risk Factors."

Overview

KH Funding Company's primary business activities consist of originating, acquiring and servicing mortgage loans, and issuing interest-bearing debt securities to investors. KH Funding Company's business operations are conducted from its headquarters in Silver Spring, Maryland.

KH Funding has been selling its investor Notes since 1990. The purchasers of our Notes have been attracted primarily through word-of-mouth referrals. The proceeds from the sale of Notes are used to redeem outstanding Notes and for investment in real estate mortgage loans, business loans, investment grade debt securities and real property. In past years, we emphasized the direct origination of small commercial real estate mortgage loans and investment property residential mortgage loans. More recently, KH Funding began emphasizing the purchase of first and second trust residential loans nationwide from other lenders and banks.

Our net income depends largely upon our net interest income, which is the difference between interest income from loans and investments, referred to as interest-earning assets, and interest expense on investor Notes and other borrowed funds, referred to as interest-bearing liabilities. Our net interest income is significantly affected by general economic conditions, policies established by regulatory authorities and competition.

KH Funding's cash flow from operating activities produced a positive $0.98 million in 2005 and is generally positive due primarily to the accruing of interest on investor Notes payable. The cash flows from investing activities are generally negative due to the outflow of funds to borrowers exceeding the repayment of loans from borrowers. In 2005, we funded $37.72 million in new loans and received repayments of $12.84 million from borrowers. The net outlay for investing activities was $20.45 million. The cash flows from financing activities are generally positive due to the proceeds from investor Notes exceeding the return of principal (redemption) on investor Notes. In 2005, sales of investor Notes were $120.11 million and redemptions were $96.63 million. Our cash flow improved $23.36 million during the year as a result of our financing activities.

Broker-Dealers. KH Funding has been expanding the distribution for its investment products by engaging in strategic alliances with several major financial services firms throughout the country. We currently have selling agreements with Capital Financial Services, Spencer Edwards Inc. and CapWest Securities, Inc., broker-dealer members of the National Association of Securities Dealers with a network of over 350 registered representatives primarily in the Midwest and West. These alliances give us the ability to sell our Notes through a network of financial consultants in defined geographic locations. During 2005, sales by NASD Broker-Dealers were very successful, establishing approximately 670 new investment accounts providing over $18 million in funds to KH Funding. We plan to further increase our distribution network, and are currently in negotiations with several NASD member Broker Dealers interested in distributing our notes in parts of the United States where we are not currently represented.

Public Offering. Our Registration Statement on Form SB-2 (333-124155) was declared effective by the U.S. Securities and Exchange Commission on July 15, 2005. We registered our offering of $120 million of Series 3 Senior Secured Notes and $30 million of Series 4 Subordinated Unsecured Notes. That offering terminated on April 30, 2006. On June 26, 2006 we filed a Registration Statement on Form SB-2, of which this prospectus is a part, to register our offering of $220 million of Series 3 Senior Secured Notes and $30 million of Series 4 Subordinated Unsecured Notes. The Notes will be offered by Mr. Robert L. Harris who will not be compensated for such services, and by Capital Financial Services, Spencer Edwards Inc. and CapWest Securities, Inc., NASD member broker-dealers, which will be compensated for their services.

Comparison of Financial Condition at March 31, 2006 and December 31, 2005

Assets. Total assets increased by $7.64 million, from $50.77 million at December 31, 2005 to $58.41 million at March 31, 2006. The size of our loan portfolio increased by $6.01 million, or 14.77%, from December 31, 2005 to $46.69 million at March 31, 2006. Cash increased by $1.71 million, or 25.99%, from $6.58 million at December 31, 2005 to $8.29 million at March 31, 2006. This was the largest single quarterly increase in our history. We attribute the increase primarily to our engagement of broker-dealers in our Note offerings, which substantially increased our cash assets in a short period of time. We are making adjustments to accommodate managing this increased amount of cash assets, such as refining loan portfolio acquisition methods.

Liabilities. Total liabilities increased by $7.17 million, or 14.39%, from $49.86 million at December 31, 2005 to $57.03 million at March 31, 2006. The increase was due to an increase of $7.17 million in notes payable to investors.

Equity. Total stockholders' equity increased 51.65% from $0.91 million at December 31, 2005 to $1.38 million at March 31, 2006. The increase was due to combination of our recording of a net income for the period, an increase in the fair value of marketable investment securities during the period and the sale of 131,495 shares of common stock for net proceeds of $350,000. In addition, the company issued 12,900 shares of common stock with a value of approximately $39,000 as compensation to members of the board of directors and employees.

Past Due Loans. We generally make "hard-collateral" loans. A hard-collateral loan is a loan in which the loan amount is equal to or less than 70% of the value of the collateral. As of March 31, 2006, we had 15 loans on our books that were more than 90 days late but are still accruing interest. The total amount due on these loans was $1.62 million. Eight of the loans, totaling $1.34 million, are first trust real estate loans on which we do not expect to suffer any loss due to collateral value, and the other seven loans are paying currently or we anticipate that they will be doing so shortly. We continue to accrue interest on these loans based on the underlying collateral value. For the three months ended March 31, 2006, approximately $33,095 of interest income was accrued on loans more than 90 days past due. As of March 31, 2006, there was $0.29 million of accrued interest due on loans more than 90 days past due. We monitor these loans on a consistent basis.

Non-Accrual Loans. As of March 31, 2006, there were 25 loans in non-accrual status with a value of $0.99 million. The majority of these loans are first trust loans that are well-collateralized. In the event we have to foreclose on any of these loans, we do not expect any significant loss. We have a specific reserve of $0.30 million and a general reserve of $0.13 million as part of our total reserve of $0.43 million for these loans.

Comparison of Financial Condition at December 31, 2005 and 2004

Assets. Total assets increased by $24.55 million, or 93.63%, to $50.77 million at December 31, 2005, from $26.22 million at December 31, 2004. The size of our loan portfolio increased by $20.67 million, or 101.42%, to $41.05 million at December 31, 2005, from $20.38 million at December 31, 2004. Investments available for sale decreased from $0.82 million to $0.65 million, or 26.15%, due to a decrease in fair market value.

Non-Accrual Loans. As of December 31, 2005 and 2004, non-accrual loans totaled $0.84 million and $0.58 million, respectively. The increase of $0.26, or 44.83%, was represented by first trust loans on which KH Funding anticipated little or no loss.

Past Due Loans. As of December 31, 2005 and 2004, there were loans of $1.62 million and $2.11 million, respectively, of loans more than 90 days past due that continue to earn interest, reflecting a 22.75% decrease. These loans are well collateralized and the borrowers are making regular payments. KH Funding does not anticipate the loss of principal or accrued interest receivable on these loans.

Liabilities. Total liabilities increased by $24.83 million, or 99.20%, to $49.86 million at December 31, 2005, from $25.03 million at December 31, 2004. The increase was largely the result of increases in investor Notes due to our increased marketing efforts through our broker distribution program.

Equity. Total stockholders' equity decreased to $0.91 million, or 24.17%, at December 31, 2005 from $1.20 million at December 31, 2004 due primarily to a net loss of $44,315 in 2005, dividends paid to shareholders during the year of $0.08 per share for a total of $0.25 million, and a decrease in fair market value of our investments available for sale.

Comparison of Operating Results for Three Months Ended March 31, 2006 and 2005

Our operating results depend largely upon our net interest income, which is the difference between interest income from loans and investments, referred to as interest-earning assets, and interest expense on investor Notes and other borrowed funds, referred to as interest-bearing liabilities. Our net interest income may be affected by general economic conditions, policies established by regulatory authorities and competition.

Net Interest Margin. The average yield earned on loans receivable was 10.54% for the three months ended March 31, 2006 and 10.65% for the three months ended March 31, 2005. The average rate paid on our Notes increased to 6.10% for the three months ended March 31, 2006 from 5.90% for the three months ended March 31, 2005, due primarily to an increase in the rate we are paying on Notes. Overall, the net interest margin decreased to 4.44% for the three months ended March 31, 2006, from 4.75% for the three months ended March 31, 2005. This net interest margin is calculated using Note rates and excludes fee income and expense. Net interest income for the three months ended March 31, 2006 was $0.46 million, compared to $0.24 million for the three months ended March 31, 2005.

Interest Income. Total interest income was $1.31 million for the three months ended March 31, 2006, reflecting an 88.41% increase compared to $0.69 million for the same period in 2005. The additional income resulted primarily from growth in the average amount of interest-earning assets between the two periods. The interest income includes point and fee income and interest earned on bank investments and marketable securities.

Interest Expense. Interest expense was $0.85 million for the three months ended March 31, 2006, reflecting an 88.89% increase from $0.45 million for the same period in 2005. The additional expense resulted from an increase in Notes outstanding. The interest expense includes the amortization of fees paid to Brokers-Dealers for the sale of investor Notes.

Provision for Loan Losses. Our provision for loan losses was $57,352 for the three months ended March 31, 2006, compared to $36,000 for the three months ended March 31, 2005. This increased the loan loss reserve after write-offs to an amount deemed by management to be sufficient to meet all anticipated loan losses plus a general amount to meet unforeseen loan losses. The adequacy of the allowance is periodically reviewed and adjusted by management based upon past experience, the value of the underlying collateral for specific loans, known or inherent risks in the loan portfolio and current economic conditions.

Non-Interest Income. We had non-interest income of $15,660 during the three months ended March 31, 2006, a 31.80% decrease compared to $22,961 for the same period in 2005. The difference was due to a reduction in the rental income from other real estate owned.

Non-Interest Expense. We experienced a 41.65% increase in non-interest expense to $0.32 million for the three months ended March 31, 2006 from $0.23 million for the three months ended March 31, 2005. The majority of the increase was for salaries and wages, offering costs and administration costs.

Income Taxes. KH Funding has elected to be treated as a Subchapter S corporation under the Internal Revenue code and accordingly no income tax items appear in the financial statements. An S Corporation is an IRS tax classification for a domestically owned corporation with no more than 100 owners who have elected to pay taxes under Subchapter S of the Internal Revenue Code. An S corporation receives the protection of the corporate form, but is taxed like a partnership; it is exempt from the corporate income tax, but its profits flow directly to the stockholders, where they are taxed as personal income.

Net Income (Loss). Net income for the three months ended March 31, 2006 was $95,134 compared to a loss of $845 for the three months ended March 31, 2005. The positive result in net income is due to an increasingly larger loan portfolio producing greater interest income while operating expenses increased at a much slower rate.

Comparison of Operating Results for Years Ended December 31, 2005 and 2004

Net Interest Margin. The average yield earned on loans receivable decreased to 10.66% in 2005 from 10.89% in 2004. The decrease was due to originating and purchasing generally lower rate loans. The average rate paid on investor Notes increased to 6.03% in 2005 from 5.69% in 2004. The net result was a decrease in net interest margin, which was 4.63% for 2005 as compared to 5.20% in 2004. The net interest margin is calculated using Note rates and excludes fee income and expense. Net interest income for 2005 was $1.12 million compared to $0.98 million for 2004, with the increase attributable to the growth of assets, offset by the lower net interest margin.

Interest Income. Total interest income was $3.53 million in 2005 compared to $2.27 million in 2004. The increase of 55.51% resulted from growth in our loan portfolio and in higher interest earned from operating cash in our bank accounts. The interest income for all periods includes point and fee income, interest earned on bank investments and marketable securities.

Interest Expense. Interest expense was $2.41 million in 2005, an increase of 85.39% from $1.30 million for 2004. The additional expense resulted from an increase in investor accounts. The average rate paid on investor accounts increased to 6.03% in 2005 from 5.69% in 2004. The interest expense includes fees paid for loan purchases. There was one participating loan at December 31, 2004 and none at December 31, 2005.

Provision for Loan Losses. The provisions for loan losses were $0.25 million in 2005 and $0.27 million in 2004. We recovered two previously written-off loan amounts of $6,500 in 2005 and $4,800 in 2004. At year-end, our non accrual loans were $0.84 million in 2005 and $0.58 million in 2004. Our allowance for loan losses was $0.37 million at the end of 2005 and $0.23 million at the end of 2004.

Non-Interest Income. We had non-interest income of $0.10 million in 2005 and $0.12 million in 2004. The 16.90% decrease was principally the result of recognized impairment losses on investment securities.

Non-Interest Expense. Non-interest expense increased to $1.02 million in 2005 from $0.93 million in 2004. The 9.68% increase was the result of increased salary expense, offering costs, and administrative expense.

Income Taxes. KH Funding is a Subchapter S corporation under the Internal Revenue code and accordingly no items appear for income taxes.

Net (Loss) Income. Net loss for the year ended December 31, 2005 was $44,315 compared to net loss of $97,473 for the year ended December 31, 2004. The lower loss was attributed to a larger loan portfolio earning 65.64% more interest income while operating expenses only increased 9.33%.

Liquidity and Capital Resources

KH Funding's primary sources of capital are the proceeds from the sale of Notes to investors, principal and interest payments on loans, sales of participation interests in loans and rental income. While maturities and scheduled amortization of loans and investments are predictable sources of funds, the sale of Notes and mortgage loan prepayments are greatly influenced by interest rate trends, economic conditions and competition. Our One Day Demand Notes are a major cause of turnover in our cash balances.

The table below illustrates the sales of investor Notes versus redemptions for the years indicated:

Year	Notes Sold	Notes Redeemed	Percentage
2001	$14,418,456	$11,280,177	78.23%
2002	$22,926,619	$18,681,654	81.47%
2003	$26,630,166	$24,697,770	92.74%
2004	$49,008,102	$44,786,895	91.39%
2005	$120,110,831	$96,630,099	80.37%

During the past few years, the combination of generally low interest rates on deposit products at commercial banks, the poor performance of the stock market and increasing referrals from customers have positioned KH Funding to experience solid growth in the number of new investors attracted to its investment products. Based on its monitoring of historic trends and its current pricing strategy for investor Notes, management believes KH Funding will retain a large portion of its existing investors and will experience a significant increase of funds from new investors in the future.

Redemption of Notes Payable. Management appreciates that insufficient liquidity to fund redemptions, i.e., requests for redemption exceeding the amount of available funds, is a significant risk associated with the Notes. Therefore, we carefully manage our investment and liquidity strategy so as to achieve maximum yield on funds while maintaining adequate redemption reserves. Typically, the higher the yield the less liquid the asset. KH Funding's most liquid assets are cash and marketable securities (corporate bonds, money market funds), which are immediately available, but generate lower yields. Our less liquid, but higher yielding assets include first trust, second trust and business loans available for sale or participation; these funds are still readily marketable, just not immediately available. Management monitors historical patterns of redemptions in order to determine the right blend of readily available funds in order to earn the highest yield possible while maintaining sufficient liquidity for redemptions.

One Day Demand Notes. Other than holders of One Day Demand Notes, no holder can ask for funds sooner than 30 days. Historically, redemption by holders of One Day Demand Notes will not exceed 10% of One Day Demand Note balances on any given day or 30% of One Day Demand Note balances over any period of two weeks, and we maintain immediately available funds for such expected requests. Also, during this same period we would normally be experiencing an influx of funds from the sale of Notes (one day, as well as other terms). For example, at March 31, 2006, we had outstanding approximately $11.59 million of One Day Demand Notes and $8.92 million in cash and cash equivalents. At December 31, 2005, we had outstanding approximately $10.11 million of One Day Demand Notes and $7.18 million in cash and cash equivalents. In each instance, we had more funds available than necessary to fund historical levels of redemption requests.

Thirty Day Demand Notes. Other than holders of One Day Demand and Thirty Day Demand Notes, no holder can ask for funds sooner than 90 days. We generally have excess readily available funds for requests by these holders. If there are not funds readily available, we can sell some of our marketable securities or mortgage loans (notes receivable) to have the funds available to meet requests for funds holders of these Notes within 30 days. For example, in recent years we increased our holdings of marketable securities because they offered an attractive rate and complemented our investment strategy. The holders provided us with advance notice of their forthcoming redemption requests and we were able to sell some of our holdings of marketable securities in order to cover the requests. At present, we are not actively investing in marketable securities because their rates have remained constant, while the Federal-Funds Target Rate has increased, therefore reducing the margin and making them a less attractive investment option. We expect to begin investing in marketable securities again when corporate bond rates increase, but in the meantime, we are investing more in lower yielding loans that can be sold quickly.

Because we are buying and originating more loans that are readily saleable, we can keep less cash on hand but nevertheless have the ability to readily, within two or three business days, sell these loans and increase our cash position. At March 31, 2006 we held more than $7.14 million in loans that could be sold at par within two to three business days.

One Year, Three Year and Five Year Fixed Term Notes. All One, Three and Five Year Fixed Term Notes are redeemable upon maturity, or prior to maturity on 90 days advance notice, subject to a penalty. This provides us ample notice for redemptions and, if necessary, we can sell loans (notes receivables) individually or in bulk to fund requests from holders of these Notes. For example, at March 31, 2006, we held $36.58 million in first trust residential and commercial property loans that could be sold in part, to a participant bank, or in whole, to other lenders, at or above par value. Further, we held $5.36 million in business line-of-credit loans and second trust loans which earn higher yields than the first trust loans and can also be sold, although they generally take longer to sell and are normally sold at a discount. The estimated market value of these loans exceeds the outstanding balance of One Day Demand and Thirty Day Demand and One Year, Three Year, and Five Year Fixed Notes, under which the investor could request redemption at March 31, 2006 of $24.71 million. "Financial Statements—Note C-Notes Payable, Interest Expense and Types of Notes" discusses the notes payable maturities in more detail.

KH Funding strives to maintain sufficient liquidity to meet all redemption requests and historically, we have always had the funds available for us to meet our redemption obligations. Nevertheless, if ever necessary, as discussed above we are able to sell marketable securities within a few days, or loans within 30 days, to raise cash to meet redemption requests from holders of thirty day demand or fixed term notes. We make every effort to manage such sales so that we do not have to sell at a discount. Although at times we are able to make such sales at a premium, generally, we make such sales at 100% of full value. If, despite all efforts, our resources were not sufficient to meet all redemption requests, holders could lose all or a part of their investment. In addition, if we were unable to satisfy redemption requests, we could be declared in default under the indenture covering the Notes. See "Description of the Notes."

Plan to Raise Additional Capital. We intend to continue to expand our operations through future public offerings of investor Notes, and we may raise funds from the private placement of our capital stock. During the three months ended March 31, 2006, we sold shares of our common stock for net proceeds of $0.35 million. However, there is no assurance that such transactions will occur or be successful in the future.

We also expect that we will be able to attract more investors who are interested in our longer-term Fixed Rate Notes. Since February 2003, we have been offering trust services for IRA accounts. Currently, these services are provided by KH Funding personnel that also have other responsibilities; however, we intend to expand these trust services in the future. We believe that IRA investors generally look for investments of a long-term nature, which assists us in managing interest rate risk. IRA investors are eligible to invest in any of the Series 3 or Series 4 Notes.

Rather than directly originating new loans, in the last five years we have increased our purchasing of closed loans. These loans are acquired nationwide from brokers, banks and other lenders, usually at a discount, in wholesale bulk purchases. We are able to get a discount because generally, secondary markets allow for discounts on the purchase of hard-collateral and sub-prime closed loans, and we have long-standing relationships with the brokers, banks and other lenders from whom we purchase loans. We intend to continue to expand this component of our operations. There are little administrative functions required to support this operation component and so we anticipate that as our portfolio shifts to include a larger percentage of purchased closed loans we will be able to expand our business and improve our results of operations.

We intend to purchase more liquid, marketable loans and to increase the volume of loans we purchase. To increase our investment and portfolio activity, we plan to identify and utilize additional brokers, lenders and banks as sources for our loan acquisitions.

Known Trends, Events or Uncertainties

Impact of Inflation and Interest Rates. The financial statements of KH Funding and notes thereto, presented elsewhere herein, have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is generally to increase the value of underlying collateral for the loans made by KH Funding to its borrowers. Unlike typical industrial companies, nearly all the assets and liabilities of KH Funding are monetary in nature. As a result, interest rates have a greater impact on KH Funding's performance than the effects of inflation generally.

Stockholders' Equity. Total stockholders' equity has decreased as a percentage of total assets over the last five years, from 5.2% at December 31, 2001 to 2.36% at March 31, 2006. During this time period total stockholders' equity in dollars has remained fairly constant while total assets in dollars have increased, causing the equity-to-assets ratio to decrease. Although the ratio has decreased compared to what it has been in the past, management believes that the present ratio remains adequate.

Critical Accounting Policies

Our significant accounting policies are disclosed in the footnotes to the financial statements. Management believes the following significant accounting policies also are considered critical accounting policies:

Loan Impairment - A loan is considered impaired (i.e., placed on non accrual status) when, based on available information or current events, it is probable that we will be unable to collect scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Factors considered in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not considered impaired. We measure impairment on a loan by loan basis using the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market value, or the fair value of the collateral if the loan is collateral-dependent. However, impairment is based on the fair value of the collateral if it is determined that the foreclosure is probable.

Allowance for Loan Losses - We periodically evaluate the adequacy of the allowance for loan losses based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that might affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. While we use information available in establishing the allowance for loan losses, evaluation assessments are inherently subjective and future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. The allowance for loan losses is a material estimate that is particularly susceptible to significant change in the near term.

Recent Accounting Pronouncements

In November 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position (FSP) 115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This FSP provides additional guidance on when an investment in a debt or equity security should be considered impaired and when that impairment should be considered other-than-temporary and recognized as a loss in earnings. Specifically, the guidance clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell has not been made. The FSP also requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. Management applied the guidance in this FSP in 2005.

In May 2005, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 154, Accounting Changes and Error Corrections, which changes the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement requires retrospective application to prior period financial statements of changes in accounting principle, unless it is impractical to determine either the period-specific or cumulative effects of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on financial condition, results of operations, or liquidity.

In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. This statement amends the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and more broadly provides for exceptions regarding exchanges of nonmonetary assets that do not have commercial substance. This statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this standard is not expected to have a material impact on financial condition, results of operations or liquidity.

In December 2004, the FASB revised SFAS 123, Accounting for Stock-Based Compensation. SFAS 123R establishes accounting requirements for share-based compensation to employees and carries forward prior guidance on accounting for awards to non-employees. In 2005, the FASB issued further guidance on the classification and measurement of freestanding financial instruments originally issued for employee service and the application of grant date as defined in SFAS 123R. The Company was required to adopt this statement on January 1, 2006. The impact of SFAS 123R on the Company in 2006 and beyond will depend on various factors, among them being the Company's future compensation strategy. The adoption of this standard is not expected to have a material impact on financial condition, results of operations or liquidity.

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer. SOP 03-3 requires acquired loans, including debt securities, to be recorded at the amount of the purchaser's initial investment and prohibits carrying over valuation allowances from the seller for those individually evaluated loans that have evidence of deterioration in credit quality since origination, and it is probable all contractual cash flows on the loan will be unable to be collected. SOP 03-3 also requires the excess of all undiscounted cash flows expected to be collected at acquisition over the purchaser's initial investment to be recognized as interest income on a level-yield basis over the life of the loan. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan's yield over its remaining life, while subsequent decreases are recognized as impairment. Loans carried at fair value, mortgage loans held for sale, and loans to borrowers in good standing under revolving credit agreements are excluded from the scope of SOP 03-3. The Company adopted the provisions of SOP 03-3 effective January 1, 2005. The adoption of this standard did not have a material impact on financial condition, results of operation or liquidity.

OUR BUSINESS

KH Funding Company (www.khfunding.com) conducts mortgage banking operations from its headquarters in Silver Spring, Maryland. Its primary business activities consist of originating, acquiring and servicing mortgage loans, and issuing interest bearing debt securities ("Notes") to investors. We emphasize the direct origination of small commercial real estate mortgage loans and investment property residential mortgage loans. We also purchase first and second trust residential loans nationwide from other lenders and banks.

Our net income depends largely upon our net interest income, which is the difference between interest income from loans and investments, referred to as interest-earning assets, and interest expense on investor Notes and other borrowed funds, referred to as interest-bearing liabilities. Our net interest income may be affected by general economic conditions, policies established by regulatory authorities and competition.

Operations

We operate from a suite of offices located in Silver Spring, Maryland. We act as a mortgage banker or purchaser of mortgage and business loans and perform the record keeping, loan administration and servicing functions with regard to our assets and liabilities. We also administer our program of issuing and selling fixed and variable rate debt securities of varying maturities. For example, our mortgage loan servicing includes collecting payments, paying property taxes and insurance, and if necessary, instituting foreclosure procedures. In addition, in February 2003 we were approved by the Internal Revenue Service as a retirement account trustee. We accept and administer purchases of our Notes for IRA and SEP accounts. Currently, these services are provided by KH Funding personnel that have other responsibilities; however, we intend to expand these trust services in the future.

Our assets of $50.77 million as of December 31, 2005 consist primarily of cash, mortgages, real property and investment securities. In the normal course of business we collect the income generated by the assets; receive funds from investors; handle the redemption of Notes; and maintain and track the receipts, disbursements and balances on escrow accounts established by the borrowers.

The following table sets forth certain information relating to KH Funding Company for the five years ended December 31, 2005. The average yield and cost of funds are derived by dividing interest income or interest expense by the average balance (exclusive of nonaccrual loans and of unamortized fees and costs) of loans receivable or investor Notes, respectively, for the years shown. The interest categories are at contract rates and exclude the amortization of related fee income and expense.

Year	Average Yield Loan Portfolio	Cost of Funds Investor Notes	Net Interest Rate Spread
2001	11.94%	7.86%	4.08%
2002	11.00%	6.40%	4.60%
2003	10.74%	6.00%	4.74%
2004	10.89%	5.69%	5.20%
2005	10.66%	6.03%	4.63%

Although 2005 proved to be an environment of rising interest rates, our sale to investors of One Day Demand Notes with checking account access has helped us to keep our cost of funds from rising at a faster rate because these Notes earn below the average rate of interest on our other investor Notes. Also helping to control our cost of funds was the turnover in the One and Three Year Fixed Term Notes that matured in 2005. These Notes have largely been reinvested in One, Three and Five Year Fixed Term Notes that pay less interest than the maturing Note. The rates paid on our One Day and Thirty Day Demand Notes are changed according to changes in the federal funds target rate. The decrease was due primarily to a slightly lower average interest rate on the new loans we added to our portfolio.

Technology

We maintain an off-site secondary location which has full back-up operability with up-to-date information. The software we use to track our loan portfolio is commercially in use by over 300 other subscribers. Our investment account software was made to our specifications to allow us to service our Note holders in an efficient and timely manner.

Customer Service

We provide monthly statements and timely, personal service to our investors, which have always cultivated a good "word-of-mouth" referral system. We have developed and made available to our investors on-line access to their accounts at "www.khfunding.com". The web site allows investors to view their account information at anytime, such as account balances, maturity dates and recent transactions. Access to the web site allows investors to complete transfers from one account to another account, order wire transfers, and request withdrawals.

Business Strategy

Our business strategy is to grow and enhance our profitability by increasing our portfolio of mortgage and business loans. The additional funds necessary to carry through with this strategy will be obtained through the sale of investor Notes. In addition, we may seek to raise funds through private sale of our capital stock.

We intend to continue managing our assets and our strict collection procedures for any problem assets. We expect to realize more operating efficiencies and cost controls as we invest the proceeds from future offerings, as we do not expect significant additional personnel or facilities will be needed to handle the investing and administration of the increase in funds.

Market Area and Credit Risk Concentration

Our lending activities are concentrated primarily in the Washington, D.C. and Baltimore, Maryland metropolitan areas. We also purchase residential mortgage loans from banks and other lenders in other states. As of December 31, 2005, our average loan size was $165,000. Our larger loans, above $250,000, are made with a strong emphasis on collateral-based underwriting as opposed to relying primarily on credit scoring.

Competition

KH Funding Company faces significant competition both in making loans and in attracting investor funds. Our competition for loans comes principally from commercial banks, mortgage companies, insurance companies and other financial service companies; often these are smaller local independent loan companies or individuals. Our competition for investor funds has historically come from competitors offering uninsured products, such as the mutual fund industry, securities and brokerage firms and insurance companies, as well as insured money market accounts and certificates of deposit at commercial banks.

We are finding that in originating loans, and acquiring loans, there has been increasing competition from large institutions. This trend is not material at this point as there is a sufficient amount of quality product available from smaller lenders and banks that can and do operate at our level. However, if this trend continues, it is possible that we may have difficulty originating or obtaining loans that meet our standards or that we will have difficulty competing with these larger originators, which often enjoy a lower cost of funds.

We believe that we will continue to be able to attract investors to our investment products. Our One, Three and Five Year Fixed Term Notes are priced at a rate that is normally more than 200 basis points (2%) above insured investments for a similar term at commercial banks. Our One Day and Thirty Day liquidity products are competitively priced with other uninsured investments that have similar features such as checking account and withdrawal features. We provide holders of One Day Demand Notes with KH Funding-investor joint checking accounts through Bank of America and other local banks to access their funds (this feature is not offered to South Carolina residents). The checking account privileges are exclusively for funds invested in investment Notes and allow the holders of One Day Demand Notes to execute redemption or investment requests conveniently, quickly and with less expense than by wire transfer or the mail. The holder may write a check against the account, which reduces the Note balance. The holder may add to their investment by making deposits at the bank through which the checking accounts are provided.

Lending Activities

Our loan portfolio consists primarily of first and second trust real estate-backed loans that we have originated or acquired from other lenders. We also hold several business line-of-credit and fixed-term loans that we have directly originated. A small portion of our portfolio contains loans for consumer purposes such as auto and personal loans, and a few loans secured by the borrower's non-real estate assets, such as stock.

We rely on community contacts as well as referrals from existing customers, attorneys and real estate professionals to generate business within our lending area. In addition, we have developed a list of brokers, banks and lenders nationwide that sell us loans.

We have developed underwriting policies to control the inherent risks in the origination and acquisition of loans. The policies address approval limits, loan-to-value ratios, appraisal requirements, debt service coverage ratios, loan concentration limits and other matters relevant to loan underwriting.

First Trust Lending

Direct Origination. We primarily originate first trust loans for investment (rented) residential real estate, and small commercial properties. For these commercial property mortgage loans, we require an independent appraisal, title and hazard insurance and a recorded deed of trust in our name. In addition, for commercial loans we generally require an environmental site assessment to be performed. Further, we may require borrowers to make payments to a mortgage escrow account for the payment of property taxes and insurance. We monitor that all applicable taxes and insurance are maintained.

These loans have a loan-to-value ("LTV") of 80% or less, with an average of 70%. Credit scores of the borrowers generally range in the mid 600's, with average scores of 500 for sub-prime loans and 640 for prime loans. Credit scores are determined by complex computer programs which take into consideration many factors. There are three companies that are the primary providers of credit reports and credit scores for individuals. We generally obtain credit reports and/or credit scores from all three companies, and are a member of one, Equifax. Credit scores range from the 400s to the 800s. The lower the score, the lower the "quality" of credit or creditworthiness of the individual. Credit scores from 580 to mid-600's will generally indicate a "C/C+" borrower, mid-600s to 680 is an "B-/B/B+" borrower, high-600s to low-700s is an "A-" borrower and 720 or higher is an "A" borrower. Lenders adopt different guidelines for acceptability regarding credit scores. For us a credit score of 580 to the 800s (the highest score possible) is within the range of acceptability in order to make or acquire a loan, however, we prefer the credit score to be in the mid-600s and above. The borrowers with a score below the mid-600s must provide us with a reason, or reasons, which mitigate the below mid-600s score.

Acquired Loans. The first trust loans we acquire nationwide are generally 90% LTV, or less, and they have been made to sub-prime borrowers. The majority of these loans are for lower-priced properties and the interest rates are usually 9.5% to 11.5%.

Second Trust Lending

Direct Origination. The majority of our stand-alone, second trust loans, in which we do not have a first trust on the property, are on owner-occupied properties in which the borrowers are consolidating debts. The average LTV is up to 100%. The borrowers' credit scores generally start at 580 and average in the low 600's. The origination of these loans was discontinued in 2004.

Acquired Loans. We only acquire second trust loans if they have a total LTV of less than 100%. We formerly purchased loans with LTVs of up to 125%. However, we discontinued that practice in 2000. We also greatly curtailed purchasing stand-alone second trusts in 2000, as we would prefer to also own the first trust when a loan has a combined LTV of more than 90%. However, with a credit score in the low to mid 600's, and up, we will still purchase stand-alone second trusts.

Business Lending. We directly originate loans to small businesses. We do not acquire small business loans. Most of the loans we make of this type are for a business generating less than $1,000,000 in gross revenue. If the business owns real estate, we will obtain a lien on the property(ies) owned by the business as part of our loan. If the business does not own real estate, we will usually place a lien on the primary residence of the owner(s) of the business. We prefer to extend credit facilities to a business only when the fair value of the equity in the real estate we have a lien on exceeds the loan amount. We are more collateral-sensitive when making business loans than we are "cash flow" sensitive. In other words, if we are considering a loan for a development stage or start-up business and we find the business plan or the results of operations for the business borrower to be reasonably acceptable, and the credit score of the borrower to be at the high end of our range of acceptability, then we will make the loan provided we are well secured with real estate collateral. Generally, the cash flow will not be present at the time the loan is closed, but will be expected to develop with the use of the loan proceeds. However, we do require that the borrower(s) have good credit and a reasonable ability to repay the loan. In the instances in which a business has accounts receivable as a primary source of repayment we will obtain a lien on the accounts receivable.

Other Assets Lending. Some of the loans in our portfolio are not secured by real estate or business assets. Automobiles and investor Notes secure the majority of these loans. These types of loans are generally made to borrowers with whom we have a long-standing relationship.

Unsecured Lending. Less than one percent of our loan portfolio contains unsecured loans. The majority of these loans are for small amounts, under $5,000, made to borrowers with whom we have a long-standing relationship, or who have been referred to us by our trusted customers. A few of these loans are to borrowers with whom we originally held a collateralized loan, but the collateral has been foreclosed upon and the balances represent the deficiency.

The following table sets forth the composition of our loan portfolio by collateral type in dollar amounts for the periods indicated:
	Year Ended December 31,		Three Months Ended March 31, 2006
Loans By Collateral Type	2005	2004	(unaudited)
Residential Real Estate First Trust	$6,801,400	$4,251,283	$8,381,084
Business Assets and Commercial Real Estate First Trust	5,159,408	4,424,112	5,388,017
Residential Investment Property First Trust	24,557,184	9,543,663	28,899,822
Residential Real Estate Second Trust	2,103,760	1,116,984	2,152,348
Other Assets (Auto, Stock)	2,035,215	1,013,265	2,035,871
Other Loans	441,843	150,870	436,730
Total Loans Receivable (Before Allowance for Loan Loss)	41,098,810	$20,500,177	$47,283,872

Unearned fees and other	(50,078)	(122,068)	(168,605)
Less allowance for loan losses	(369,791)	(233,311)	(427,143)
Total loans receivable, net	$40,678,941	$20,144,798	$46,688,124

Loan Approval Procedures and Authority. The Chief Executive Officer may approve any loan up to and including $500,000. The Chief Executive Officer and another member of our Board of Directors must approve all loans over $500,000.

Security of Loan Collateral Procedures. KH Funding has no internal appraisers and as such it relies on independent appraisers to determine the value of collateral underlying a loan. For commercial property mortgage loans, in addition to an independent appraisal, we generally require an environmental site assessment to be performed. We also require title and hazard insurance on the property for all first and second trust mortgage loans. We require a recorded deed of trust. In addition, we may require borrowers to make payments to a mortgage escrow account for the payment of property taxes and insurance. We monitor that all applicable taxes and insurance are paid.

Non-Performing Assets

Non-accrual loans include loans which are more than 90 days past due, and which have been identified by management as presenting uncertainty with respect to the collection of interest or principal. Once a loan is placed on non-accrual status, the Company ceases the recognition of interest earnings on these loans.

Loans are placed on non-accrual status either when reasonable doubt exists as to the full and timely collection of interest and principal, or when a loan becomes past due 90 days or more and there are no extraordinary circumstances indicating payments on the loan will continue.

Allowance for Loan Losses

We maintain an allowance for loan losses. The allowance is increased by corresponding charges to provision for loan losses, and by recoveries of loans previously written-off. Write-off of a loan decreases the allowance. The adequacy of the allowance is periodically reviewed and adjusted by management based upon past experience, the value of the underlying collateral for specific loans, known or inherent risks in the loan portfolio and current economic conditions.

The most common known risk in the loan portfolio is a non-performing or impaired loan (i.e., the loan is more than 90 days late and the possibility of collection is remote). If KH Funding has specific knowledge or some other reason to consider a loan impaired, management reviews the loan to determine if an impairment loss is required. Collections on the loan reduce the balance of the impaired asset.

If the non-accrual loan begins performing again, then it is reclassified as a performing asset and will accrue interest retroactively from the last date interest had been previously accrued.

If the impaired asset is only partially recovered, or if after all legal remedies have been exhausted no recovery, or no additional recovery, is available, then the un-recoverable portion is written off against the loan loss allowance and the balance of the loan loss allowance is decreased by the amount of the loan being written-off.

Our historical loan loss experience:
Year Ended December 31,	Average Total Loans	Write-Offs Net of Recoveries	Percent
2001	$11,590,130	$104,964	0.91%
2002	$14,823,498	$139,069	0.94%
2003	$15,900,842	$111,278	0.75%
2004	$17,676,284	$244,389	1.38%
2005	$32,473,227	$114,568	0.35%

At March 31, 2006 and December 31, 2005 and 2004 non-performing assets were as follows:

	2005	2004	March 31, 2006
Loans on non-accrual status	$836,390	$583,351	$993,742
Real estate held for sale	180,302	0	180,302
Total nonperforming assets	$1,016,692	$583,351	$1,174,044
Loans 90 days past due and still accruing interest	$1,625,356	$2,109,236	$1,619,550

All of the loans 90 days past due which are still accruing interest are adequately collateralized and management does not anticipate the loss of principal or accrued interest receivable on these loans.

Governmental Regulations

In the future, our operations may become subject to federal and state laws and regulations relating to banking or lending operations. These regulations may:
•	require us to obtain and maintain additional licenses and qualifications
•	limit the interest rates, fees and other charges that we are allowed to collect;
•	limit or prescribe other terms of our loan arrangements with borrowers; or
•	subject us to potential claims, defenses and other obligations.

Although we believe that we are currently in compliance with statutes and regulations applicable to our business, there can be no assurance that we will be able to maintain compliance with existing or future governmental regulations. The failure to comply with any current or subsequently enacted statutes and regulations could result in the suspension or termination of our applicable laws and would have a materially adverse effect on us. Furthermore, the adoption of additional statutes and regulations, changes in the interpretation and enforcement of current statutes and regulations, or the expansion of our business into jurisdictions that have adopted more stringent regulatory requirements than those in which we currently conduct business could limit our activities in the future or significantly increase the cost of regulatory compliance.

In addition, certain environmental regulations may affect our operations. For example, our ability to foreclose on the real estate collateralizing our loans may be limited by environmental laws which pertain primarily to commercial properties that require a current or previous owner or operator of real property to investigate and clean up hazardous or toxic substances or chemical releases on the property. In addition, the owner or operator may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and cleanup costs relating to the contaminated property. While we would not knowingly make a loan collateralized by real property that was contaminated, it is possible that the environmental contamination would not be discovered until after we had made the loan.

Insurance

We maintain the following types of insurance for the benefit of KH Funding:
•	Bankers Bond: fidelity and theft coverage of $500,000;
•	Mortgage Impairment: covers losses to properties when the borrower's policy has expired;
•	Property Damage-Vacant Properties: covers losses to properties immediately after we take title, if they are vacant;
•	Liability Coverage-Vacant Properties: covers liability losses to individuals at vacant properties after we take title;
•	Key Man Life: $2.7 million payable to KH Funding in the event of the death of Robert L. Harris;
•	Key Man Disability: $12,000 per month payable for one year to KH Funding in the event of the disability of Robert L. Harris
•	Umbrella Liability: $2 million in excess liability coverage above any primary liability coverage that we maintain;
•	Landlord Policies for Individual Rental Properties: basic insurance for rented properties;
•	Health Insurance: maintained for the benefit of the employees; and
•	Business Owners Policy: comprehensive business and liability coverage

Personnel

At December 31, 2005, we had five full-time employees and four part-time employees. We consider our relationships with our employees to be good.

Legal Proceedings

We are involved periodically in various claims and lawsuits that arise in connection with our financial services business. We believe that these routine legal proceedings, in the aggregate, are not material to our financial condition and results of operations.

MANAGEMENT

Directors and Executive Officers

The following is the name, age and position of each of our current directors and executive officers:

Name	Age	Position(s)
Robert L. Harris	56	Chief Executive Officer, President and Director
James E. Parker	57	Chief Financial Officer and Treasurer
Louise B. Sehman	71	Secretary
Martin Angeli	42	Senior Vice President-Sales
Ronald L. Nicholson	51	Vice President-Accounts and Loan Administration
Jack H. Breskow*	76	Director
Dr. Mervyn Feldman*	71	Director
Alvin Shapiro*	74	Director
Jeremiah P. Connor*	66	Director

* Asterisks denote individuals who we believe are "independent directors" as that term is defined by the listing standards of The American Stock Exchange.

ROBERT L. HARRIS, age 56, was a founder of KH Funding Company in 1990 when he also began his service as Managing General Partner and then President. He has been the President, Chief Executive Officer and a director of KH Funding since its incorporation in 1994. Prior to founding KH Funding, Mr. Harris owned and operated businesses and managed commercial and corporate real estate for various firms in Maryland. He attended the Citadel Military College and Montgomery College.

JAMES E. PARKER, age 57, joined KH Funding Company in 1997. Mr. Parker has served as the Chief Financial Officer and Treasurer since April 1, 2006. Prior to assuming his current position, Mr. Parker served as the Vice President of Investor Relations and Trust Services of the Company. Mr. Parker was an assistant controller of a lumber and supply company before joining us. He earned a Bachelor of Science from the University of Maryland.

LOUISE B. SEHMAN, age 71, joined KH Funding Company in 1992. She currently serves as the Corporate Secretary of KH Funding. Ms. Sehman was a payroll supervisor for a convenience store chain before joining us. She attended the University of Maryland. Ms. Sehman retired as Chief Financial Officer and Treasurer effective March 31, 2006.

MARTIN ANGELI, age 42, joined KH Funding Company in 2003. He currently serves as the Senior Vice President of Sales and Broker Dealer relationships. Mr. Angeli has been licensed since 1989 and has extensive experience as an NASD registered representative. He has previously held positions as Vice President at State Bond & Mortgage, Senior Vice President at Smith Barney and Vice President at Oppenheimer & Co. and Merrill Lynch. He attended Simon Bolivar and Metropolitan University in Caracas, Venezuela where he earned a Bachelor in Business Administration.

RONALD L. NICHOLSON, age 51, joined KH Funding Company in 1996. He currently serves as the Vice President of Accounts and Loan Administration.

JACK H. BRESKOW, age 76, has served as a director of KH Funding Company since its incorporation in 1994. Mr. Breskow is an executive officer of Jack H. Breskow and Associates, Ltd., which provides business, estate and financial planning services to its clients. He is a Certified Life Underwriter and Accredited Estate Planner.

DR. MERVYN FELDMAN, age 71, has served as a director of KH Funding Company since 1998. Dr. Feldman maintains an active medical practice specializing in podiatry. He attended Wilson Teachers College and the Pennsylvania College of Podiatric Medicine.

ALVIN SHAPIRO, age 74, has served as a director of KH Funding Company since 2004. Mr. Shapiro is president of an actuarial firm which specializes in small business pension plans. Mr. Shapiro is a stockbroker, has his Series 6 license and has insurance industry designations of CLU and CHFC. Mr. Shapiro has a MBA from John Hopkins University and a Bachelors of Science in Finance from American College.

JEREMIAH P. CONNOR, age 66, has served as a director of KH Funding Company since 2004. Mr. Connor is currently a partner of Connor & Assoc. CPA's, P.C. Mr. Connor is a Certified Public Accountant with over 35 years of accounting experience. Mr. Connor is a distinguished member of state and national CPA organizations. He graduated with a Bachelor of Commercial Science from Benjamin Franklin University.

We do not have employment agreements with any of our employees. We do not maintain director and officer insurance.

Board of Directors

We currently have five members on our Board of Directors, who are elected to annual terms and until their successors are elected and qualified. Executive officers are appointed by the Board of Directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors, officers or key employees.

Committee of the Board

The Board of Directors currently has one standing committee to assist it in carrying out its responsibilities, namely the Audit Committee, whose members are Messrs. Connor (Chair), Shapiro and Harris.

Code of Ethics. Our Board of Directors has adopted a Code of Ethics that applies to our directors and to all our executive officers, including without limitation our principal executive officer and principal financial officer. A copy of our Code of Ethics is posted on our website, www.khfunding.com. In addition, a copy will be provided without charge to any person upon request. Requests for copies of our Code of Ethics should be directed to our Corporate Secretary at KH Funding, 10801 Lockwood Drive, Suite 370, Silver Spring, Maryland 20901. You may also request a copy by calling us at (301) 592-8100.

Director Compensation

Directors received a maximum of either (i) $300 or (ii) an outright grant of $300 worth of KH Funding's Common Stock (approximately 100 shares), for each Board meeting attended. No additional fees are paid for attendance at any Committee meetings.

Stock Option Plans

Equity Compensation Plan. The Company has adopted the 2005 Equity Incentive Plan, which we refer to as our "2005 Plan." The 2005 Plan sets aside 1,000,000 shares of our Common Stock for issuance pursuant to the exercise of incentive and non-qualified stock options to be awarded to our employees, officers and directors at the recommendation of the equity compensation plan's administrator and subject to the approval of our Board of Directors. As of March 31, 2006, there were no incentive stock options outstanding under the equity compensation plan.

Plans Not Approved by Security Holders. From time to time, we have issued options or warrants to employees and non-employees (such as directors, consultants, advisors, vendors, customers, suppliers and lenders) in exchange for services or other consideration provided to us. These issuances have not been made pursuant to a formal policy or plan, but instead are issued with such terms and conditions as may be determined by our Board of Directors from time to time. Generally, our stockholders have not approved or disapproved these issuances. As of March 31, 2006, there were 321,250 stock options outstanding under these programs.

Executive Compensation

The following table sets forth the compensation earned during the fiscal years ended December 31, 2005, 2004 and 2003 by our Chief Executive Officer. Other than the Chief Executive Officer, no executive officer earned total annual salary and bonus in excess of $100,000 during any of the last three completed fiscal years.

Summary Compensation
Long-Term Compensation
Annual Compensation       Awards      Payouts
Restricted  Securities
Other Annual  Stock  Underlying  LTIP
Name and Principal   Compensation  Award Options/SARs Pay-outs  All Other
Position   Year Salary($) Bonus($)  $   $   $   $  Compensation
Robert L. Harris,
CEO/President 2005$118,454 $1,191$ -  $ - $ -  $ - $ -
2004118,000 - -  - 150,000 - -
2003125,020 3,692-  - -  - -

Option Grants in Last Fiscal Year

The following table contains information concerning the grant of stock options approved by our Board of Directors to the named executive officers in the Summary Compensation table above during the fiscal year ended December 31, 2005.
Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date
Robert L. Harris	-0-	-	-	-

Aggregated Option Exercises in Last Fiscal Year and FY-End Option Values

The table below outlines the estimated value, as of December 31, 2005, of options granted to our Chief Executive Officer to date that remain outstanding. Our Chief Executive Officer did not exercise options during 2005.

			Number of Securities Underlying Unexercised Options at FY-End (#)	Value of Unexercised In-the-Money Options at FY-End ($)
Name	Shares Acquired on Exercise	Value Realized ($)	Exercisable/ Unexercisable	Exercisable/ Unexercisable
Robert L. Harris	-	-	250,000/0	$500,000/0

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following are brief descriptions of transactions between us and any of our directors, executive officers or stockholders known to us to own beneficially more than 5% of our shares, or any member of the immediate family of any of those persons, or other entities in which such persons beneficially own more than 5%.

KH Funding had related party notes held by us and recorded as notes receivable on our balance sheet totaling $4.27 million and $1.83 million as of December 31, 2005 and 2004, respectively, and made by the following officers, stockholders and senior management: Robert L. Harris, Jin S. Kim, Solomon Kaspi, Ainslee H. Sadler, Richard J. Harris, Dr. Mervyn Feldman and Ronald Nicholson.

Many of our officers, directors and 5% or greater stockholders purchase our investor Notes. All of these Note purchasers are on the same terms as available to other investors. As of December 31, 2005 and 2004, the outstanding principal amounts of these investments were $5.94 million and $5.39 million, respectively.

There is a loan of $0.19 million, shown on the Balance Sheet as a contra-equity, made to KH Funding's CEO for the purchase of 100,000 shares of stock in KH Funding. The interest rate on this loan is seven percent. The stock has a book value of about $200,000 as of December 31, 2005. There was no accrued interest receivable on this loan at December 31, 2005.

We believe that each transaction with a related party was on terms as favorable as could have been obtained from an unrelated party. And, all future transactions between us and any of our directors, executive officers or stockholders known to us to own beneficially more than 5% of our shares, or any member of the immediate family of any of those persons, or other entities in which such persons beneficially own more than 5%, will be entered into on terms as least as favorable as could be obtained from unaffiliated independent third parties. Such determination shall be made by our independent directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS,
DIRECTORS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth information with respect to the beneficial ownership of our Common Stock as of March 31, 2006 for:
•	each person who we know owns beneficially more than 5% of our Common Stock,
•	each executive officer,
•	each of our directors, and
•	all of our executive officers and directors as a group.

The number of shares beneficially owned by each stockholder is determined under rules promulgated by the SEC. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of Common Stock deemed outstanding includes shares issuable upon exercise of options held by the respective person or group which may be exercised within 60 days after March 31, 2006. Further, such beneficial ownership includes securities owned by or for the spouse, children or certain other relatives of such person as well as other securities as to which the person has or shares voting or investment power. The same shares may be beneficially owned by more than one person. Beneficial ownership may be disclaimed as to certain of the securities.

The percentages have been calculated by treating as outstanding for purposes of calculating the percentage ownership of a particular person, 2,699,951 shares of KH Funding's Common Stock outstanding as of March 31, 2006 and all such shares issuable to such person in the event of the exercise of the person's options, if any, exercisable at such date or within 60 days thereafter.

Our Common Stock is privately held and there is no public trading market for our Common Stock. All addresses for the executive officers, directors and more than 5% stockholders are c/o KH Funding at 10801 Lockwood Drive, Suite 370, Silver Spring, Maryland 20901.

Name and Position	Number of Shares		Percent of Class as of March 31, 2006
Robert L. Harris, President, CEO and Director	675,000	(1)	25.0%
Jack H. Breskow, Director	39,700	(2)	1.5%
Jeremiah P. Connor, Director	0		-
Dr. Mervyn Feldman, Director	97,478	(3)	3.6%
Solomon Kaspi	500,500		18.5%
Jin S. Kim	516,700		19.2%
Alvin Shapiro, Director	600		-
All Directors and Executive Officers as a Group (7 persons)	1,829,978	(4)	67.8%

(1) Includes (i) 465,000 shares of Common Stock held directly (100,000 shares of which secure a loan receivable of $0.19 million owed to KH Funding) and (ii) options to purchase 210,000 shares of Common Stock, which are exercisable currently or within 60 days of the table date.
(2) Includes 37,500 shares of Common Stock held by his wife, Eufrosene Breskow.
(3) Includes 95,778 shares of Common Stock held with his wife, Harriet Feldman, as tenants by the entirety.
(4) Includes options to purchase 210,000 shares of Common Stock, which are exercisable currently or within 60 days of the table date.

DESCRIPTION OF THE NOTES

We are offering up to $250,000,000 in aggregate principal amount of Series 3 Senior Secured Notes, consisting of $170,000,000 in Demand Notes and $50,000,000 in Fixed Term Notes, and $30,000,000 in aggregate principal amount of Series 4 Subordinated Unsecured Notes in the form of Fixed Term Notes. The Fixed Term Notes have maturity dates of one year, three years and five years. The Demand Notes have demand periods of one day and 30 days. We will not establish a sinking fund for the payment of the Notes.

The Notes are being issued under an Indenture, as supplemented and amended, with Wells Fargo Bank, National Association, serving as the trustee. Wells Fargo Bank, National Association provides general banking financial services. Their office location and telephone number is 213 Court Street, Suite 703, Middletown, Connecticut 06457 and (860) 704-6216. The terms of the Notes include those terms stated in the indenture and those terms incorporated by reference to the Trust Indenture Act of 1939. The Notes are subject to all the terms and conditions of the Indenture and the Trust Indenture Act of 1939.

The Notes are issued in book entry only form and clear through Wells Fargo Bank. We do not intend to issue the Notes in certificated form. The record of beneficial ownership of the Notes will be maintained and updated by us through the establishment and maintenance of accounts. You will receive periodic statements indicating any transactions or activity in your account. You must purchase a minimum of $5,000 in principal amount of the Notes. We reserve the right to waive this minimum and accept a lesser amount from any investor. The applicable interest rates of the Notes are connected to the Federal-Funds Target Rate. The Federal-Funds Target Rate is set by the Federal Open Market Committee, a monetary policy action committee of the Federal Reserve Board, and is the interest rate at which depository institutions lend balances at the Federal Reserve to other depository institutions overnight. The Federal-Funds Target Rate is widely published and can be found in most newspapers and financial periodicals.

Interest Rates/Redemption and Payment Procedures

The Series 3 Senior Secured One Year Fixed Term Notes, Three Year Fixed Term Notes and Five Year Fixed Term Notes will have an annual interest rate fixed at the time of issuance, with the initial interest rates being 6.25%, 6.60% and 6.85%, respectively. We may change the interest rate periodically for future Series 3 Senior Secured Fixed Term Notes in accordance with changes in the Federal-Funds Target Rate as follows: One Year Note = Federal-Funds Target Rate plus 3.00%; Three Year Note = Federal-Funds Target Rate plus 3.35%; and Five Year Note = Federal-Funds Target Rate plus 3.60%. In addition, there are the following interest rate bonuses for large-balance accounts: over $250,000: plus 0.15%; over $500,000: plus 0.25% and over $1,000,000: plus 0.40%.

The Series 4 Subordinated Unsecured One Year Fixed Term Notes, Three Year Fixed Term Notes and Five Year Fixed Term Notes will have an annual interest rate fixed at the time of issuance, with the initial interest rates being 7.00%, 7.25% and 7.75%, respectively. We may change the interest rate periodically for future Series 4 Subordinated Unsecured Fixed Term Notes in accordance with the Federal-Funds Target Rate as follows: One Year Note = Federal-Funds Target Rate plus 3.75%; Three Year Note = Federal-Funds Target Rate plus 4.00%; and Five Year Note = Federal-Funds Target Rate plus 4.50%. In addition, there are the following interest rate bonuses for large-balance accounts: over $250,000: plus 0.15%; over $500,000: plus 0.25% and over $1,000,000: plus 0.40%. All changes to future interest rates for the Fixed Term Notes to reflect changes in the Federal-Funds Target Rate will be done by filing a supplement to this prospectus. If we change the interest rate on any of the Fixed Term Notes, the interest rate on associated Fixed Term Notes issued prior to the date of the prospectus supplement will not be affected.

The Series 3 Senior Secured One Day Demand Notes and the Thirty Day Demand Notes will have a variable annual interest rate, with the initial rates being 5.00% and 5.25%, respectively. The interest rates for the Demand Notes will be adjusted while outstanding as follows: One Day Note = Federal-Funds Target Rate plus 2.00% and Thirty Day Note = Federal-Funds Target Rate plus 2.25%. The variable annual interest rates for the Demand Notes will be adjusted periodically by us in accordance with changes in the Federal-Funds Target Rate by filing a supplement to this prospectus and posting the supplement on our website, "www.khfunding.com". We will notify you in writing at least seven (7) days prior to any decrease in the interest rate. The notice will include a current prospectus or prospectus supplement reflecting the new rates. The holder will have ample opportunity to make a demand election if they so desire or they can simply continue to hold the Demand Notes with the new interest rate.

We will give you a written notice mailed at least seven (7) days prior to the maturity date of any Fixed Term Note held by you reminding you of the pending maturity of the Note. If we do not state our intention to repay the Note in such notice, you must choose to:

(i) redeem the Note,
(ii) extend the Note, or
(iii) transition the Note into a new account.

We will send such a notice approximately every 30 days for at least 90 days. If after ninety days we have not received a response from the investor, we will redeem the Note. Under such circumstance, we will continue to pay interest on the Note during the period from the maturity date to the redemption date at the rate being paid on the Note immediately prior to its maturity. If we give notice to you of our intention to repay a Note at maturity, no interest will accrue on the Note after the maturity date. Otherwise, if you choose to redeem the Note, we will pay interest on the Note during the period from the maturity date to the redemption date at the rate being paid on the Note immediately prior to its maturity.

Interest on the Notes will compound daily and you may choose to be paid interest monthly, quarterly, semi-annually or annually. Each Note will accrue interest at the specified interest rate for the Note and the interest will be payable on each interest payment date following the issue date for the Note until the principal balance of the Note becomes due and payable. Any installment of interest payable on a Note that is caused to be punctually paid or duly provided for by us on the applicable payment date will be paid to you:

(i) by check mailed to your address as it appears in our register, or
(ii) by crediting your account in an amount equal to the interest due on the balance of your account.

Each Fixed Term Note will have a stated maturity of principal. The principal of each Fixed Term Note will be paid in full no later than the maturity date thereof unless the term of the Note is extended or the Note becomes due and payable at an earlier date by acceleration, redemption or otherwise. We may prepay the outstanding principal amount of your Fixed Term Notes and Demand Notes at any time without penalty or premium. Interest on your Note will be due and payable on each payment date at the interest rate applicable to your Note for the period related to the payment date. We will have the right to increase or decrease the interest rate paid on the Demand Notes at any time by filing a supplement to this prospectus.

If you hold a Fixed Term Note, you may require us to redeem, in whole or in part subject to a penalty, the Fixed Term Note held by you by delivering to us an irrevocable redemption election or by executing a draft in a form provided by or approved by us. Upon receipt of your redemption election, we will designate a redemption date for your Note, which will be within ninety business days after we receive your redemption election. We will pay you a redemption price equal to your outstanding principal balance plus accrued but unpaid interest, less a penalty of three months interest earnings for One Year Fixed Term Notes and two months interest earnings for each year in advance of maturity that the redemption occurs for Three Year Fixed Term Notes and Five Year Fixed Term Notes, on the redemption date. No interest will accrue on a Note redeemed by you for any period of time after the redemption date and after we have tendered the redemption price to you.

If you hold a Demand Note, you may require us to redeem, in whole or in part, the Demand Note held by you by delivering to us an irrevocable redemption election or by executing a draft in a form provided by or approved by us. Upon receipt of your redemption election, we will designate a redemption date for your Note, which will be within one business day after our receipt of your redemption election for One Day Demand Notes and thirty calendar days after our receipt of your redemption election for Thirty Day Demand Notes. We will then pay to you a redemption price equal to your outstanding principal balance plus accrued but unpaid interest on the redemption date. No interest shall accrue on a Note redeemed by you for any period of time after the redemption date for and after we have tendered the redemption price to you.

The holders of One Day Demand Notes are provided KH Funding-investor joint checking accounts through Bank of America and other local banks to access their funds. These checking account privileges are exclusively for funds invested in KH Funding Notes and allow the holders of One Day Demand Notes to execute redemption or investment requests conveniently, quickly and with less expense than by wire transfer or the mail. The holder may make a redemption by writing a check against the account, which reduces the balance of their investment account, or the holder may add to their investment account by making deposits at the bank through which the checking accounts are provided. An investor of One Day Demand Notes must execute a subscription agreement in connection with his/her /its initial investment and establishment of an investment account with checking account privileges. The subscription agreement serves for the term of that account and KH Funding automatically provides notice of any and all interest rate changes by a Rate Supplement Prospectus filed with the SEC, posted on their website and mailed to the investor. If the investor later makes an additional investment to that same account by making deposits through the checking account, the investor does not have to execute a new subscription agreement. However, if the investor later makes an additional investment but instructs that the investment is for a new/separate account with checking account privileges, then the investor must execute a new subscription agreement.

These subscription agreement procedures are with respect to the One Day Demand Notes only. In connection with investments in the Thirty Day Demand Notes, One Year Fixed, Three Year Fixed and Five Year Fixed Notes each investor must execute a new subscription agreement for each investment, whether the investment is to an existing account or a new account. Also, each purchase of any Note (One Day Demand, Thirty Day Demand, One Year Fixed, Three Year Fixed or Five Year Fixed), by any means (checking account deposit, wire transfer or mail), represents the sale of a new security, only occurs pursuant to a valid registration statement, and is deducted from the amount of securities registered on that registration statement.

Collateral for Series 3 Secured Notes

The Series 3 Senior Secured Notes will be secured by substantially all assets of KH Funding Company, excluding real estate owned, but including, without limitation, all accounts, chattel paper, documents, equipment, general intangibles (including payment intangibles, trademarks, patents, copyrights, tax refunds), goods, instruments (including promissory notes), inventory, investment property, letter-of-credit rights, and supporting obligations, wherever located, as now or hereafter existing, arising or acquired, and all proceeds (including insurance proceeds) and products of the foregoing, will have parity with existing Series 3 Notes or other senior debt we may incur, and rank senior to all unsecured and subordinated indebtedness of KH Funding Company. The Series 4 Subordinated Unsecured Notes will be unsecured and will rank junior to the Series 3 Senior Secured Notes and any other senior indebtedness we may incur, and on parity with all other unsecured and subordinated indebtedness of KH Funding Company.

Events of Default

The indenture provides that each of the following constitutes a default by us:

(i)	default in the payment of interest when due on the Notes and continuation of the default for 30 days (whether or not prohibited by the subordination provisions of the indenture);
(ii)	default in payment of principal when due on the Notes and continuation of the default for 30 days (whether or not prohibited by the subordination provisions of the indenture);
(iii)
failure by us to observe or perform any covenant, condition or agreement with respect to the liquidation, consolidation or merger or other disposition of substantially all of our assets (after notice and provided such default is not cured within sixty days after receipt of notice);

(iv)	failure by us to comply with certain other agreements and covenants of the indenture (after notice and provided such default is not cured within 60 days after receipt of notice); and
(v)	certain events of bankruptcy or insolvency.

If any event of default occurs and is continuing, the trustee or the holders of at least twenty-five percent (25%) of the principal amount of the outstanding Notes may declare the unpaid principal and any accrued interest of the Notes to be due and payable immediately. However, with respect to the Series 4 Subordinated Unsecured Notes, if any senior debt is outstanding, a declaration of this kind will not become effective until the earlier of:

(i)	five business days after receipt by representatives of any senior debt of such written notice of acceleration or
(ii)	the date of acceleration of any senior debt.

In the case of an event of default arising from certain events of bankruptcy or insolvency, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the indenture or the Notes except as provided in the indenture. Subject to certain limitations, holders of a majority of the principal amount of the Notes may direct the trustee in its exercise of any trust or power.

The holders of at least twenty-five percent (25%) of the aggregate principal amount of the Notes by notice to the trustee may, on behalf of the holders of all of the Notes, waive any existing default or event of default and its consequences under the indenture, except a continuing default or event of default in the payment of interest or principal on any Notes of non-consenting holders.

We are required to deliver to the trustee annually a statement regarding compliance with the indenture, and we are required upon becoming aware of any default by us to deliver to the trustee a statement specifying the default.

Defeasance

The indenture will terminate (except that certain obligations under the indenture will survive its termination) when all outstanding Notes have been paid in full and we have paid any other sums payable by us under the indenture. In addition, we may terminate all of our obligations under the indenture if:

(1)
we irrevocably deposit in trust with the trustee or at the option of the trustee, with a trustee reasonably satisfactory to the trustee and us under the terms of an irrevocable trust agreement that is satisfactory to the trustee, money or U.S. Government Obligations sufficient (as certified by an independent public accountant designated by us) to pay principal and interest on the Notes to maturity or redemption, as the case may be, and to pay all other sums payable by us under the indenture, provided that

(i)	the trustee of the irrevocable trust will have been irrevocably instructed to pay such money or the proceeds of such U.S. Government Obligations to the trustee, and

(ii)	the trustee will have been irrevocably instructed to apply the money or the proceeds of the U.S. Government Obligations to the payment of the principal and interest with respect to the Notes;

(2)	we deliver to the trustee a certificate stating that we have complied with all the conditions of satisfaction and discharge of the indenture; and

(3)	no event of default or event that could become an event of default with respect to the Notes has occurred and is continuing on the date of our deposit.

PLAN OF DISTRIBUTION

We are offering, on a continuous basis, up to $250,000,000 in aggregate principal amount of Series 3 Notes, made up of $170,000,000 in Demand Notes and $50,000,000 in Fixed Term Notes, and up to $30,000,000 in aggregate principal amount of Series 4 Notes. You must purchase a minimum of $5,000 in principal amount of the Notes. We reserve the right to waive this subscription minimum and accept a lesser amount from any investor. There is no minimum amount of Notes that must be sold under this Offering. No escrow accounts will be utilized. The proceeds from the sale of any Notes will be paid directly to us for our use without restrictions. The Notes will be issued in book entry form and, accordingly, you will not be issued a physical certificate for a Note.

The Notes are being offered and sold by KH Funding by Mr. Robert L. Harris, our President and Chief Executive Officer. Mr. Harris' activities as a sales representative are restricted to transactions with respect to the securities of KH Funding. Mr. Harris receives no compensation in connection with his activities as a sales representative of KH Funding's securities. Mr. Harris will rely on Rule 3a4-1 of the Securities Act of 1933, as amended ("Securities Act"), as an exemption from registration as a broker-dealer. Mr. Harris may rely on Rule 3a4-1 since he meets each element of Rule 3a4-1, specifically, Mr. Harris is not subject to a statutory disqualification (as defined in Section 3(a)(39) of the Securities Act) and Mr. Harris is not, and has never been, a broker-dealer or an associated person of a broker-dealer. Further, no other associated person of KH Funding will receive any compensation or other remuneration in connection with this offering.

KH Funding also employs the services of National Association of Securities Dealers, Inc. member broker-dealer(s) for purposes of offering the Notes on a "best-efforts" or agency basis. We currently have signed selling agreements with Capital Financial Services, Spencer Edwards Inc. and CapWest Securities, Inc., broker-dealer members of the National Association of Securities Dealers, with a network of over 170 registered representatives in the Midwest and West. We plan to further increase our broker network, and are currently in negotiations with several NASD member Broker-Dealers interested in distributing our Notes in parts of the United States where we are not currently represented. KH Funding pays the broker-dealer(s) a commission, which ranges from .6% to 3.5% of the sale price of any Notes sold through the broker-dealer(s). All commissions are due upon sale of the Notes except with respect to the sale of the One Day and Thirty Day Demand Notes, where the commissions are payable quarterly and calculated on the average daily balance for the respective previous quarter. A small residual commission, paid on Three Year and Five Year Fixed Term Notes sold that have remained in the hands of the holder, are also calculated as a percentage of the initial purchase payment for such Note and paid quarterly after the first anniversary. A commission becomes payable only upon acceptance by KH Funding of the application to purchase a Note, and after payment for such Note has been verified and cleared. KH Funding makes payment of all commissions then payable by the 15th of each calendar month. KH Funding has also agreed to indemnify the broker-dealer(s) against specific liabilities, including liabilities under the Securities Act.

KH Funding proposes to offer the Notes to the public in California, Colorado, District of Columbia, Florida, Iowa, Maryland, Michigan, Minnesota, New Jersey, New York, North Dakota, Pennsylvania, South Dakota, Tennessee, Texas, Virginia and Wisconsin, upon registration in each respective state. We have filed with each of the states and upon notice, the Notes will become effective in those states simultaneously with the effectiveness of the registration statement by the U.S. Securities and Exchange Commission.

We may reject any order, in whole or in part, for any reason. Your order is irrevocable upon receipt by us. In the event your order is not accepted, we will promptly refund your funds, without deduction of any costs and without interest. We expect that orders, if rejected, will be refunded within two business days after receipt. Once your order has been accepted, the applicable funds will be promptly deposited in our account. We will send a receipt to you as soon as practicable after acceptance of your order. You will not know at the time of placing an order whether we will be successful in completing the sale of any or all of the debt securities being offered. We reserve the right to withdraw or cancel the offering at any time. In the event of such withdrawal or cancellation, orders previously received will be irrevocable and no funds will be refunded except in accordance with the provisions of the Note issued for such previously received orders.

We do not know whether or not officers and directors of KH Funding will purchase any of the Notes. However, at present, a majority of the officers and directors own notes issued by KH Funding. All sales, past and future, to officers, directors, affiliates or associates are done on the same terms as the notes sold to other persons.

EXPERTS

The financial statements of KH Funding Company appearing in this prospectus have been audited by the independent registered public accounting firm of Stegman & Company. Their reports are included in the financial statements appearing in this prospectus and are included by us in reliance upon those reports given upon the authority of that firm as experts in accounting and auditing.

LEGAL MATTERS

Certain matters with respect to the Notes offered by this prospectus were passed upon for us by our legal counsel, Whiteford, Taylor & Preston L.L.P., Baltimore, Maryland. Counsel's opinion as to the legal issuance of the Notes is included as Exhibit 5 to the registration statement of which this prospectus is a part.

ADDITIONAL INFORMATION

We filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act for the Notes in this offering, of which this prospectus is a part. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to us and the Notes, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement.

Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330.

The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the web site is "www.sec.gov".

* * *

FINANCIAL STATEMENTS

KH Funding Company

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
KH Funding Company
Silver Spring, Maryland

We have audited the accompanying balance sheets of KH Funding Company (the Company) as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KH Funding Company as of December 31, 2005 and 2004, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Stegman & Company

Baltimore, Maryland
April 7, 2006

KH FUNDING COMPANY

BALANCE SHEETS

	December 31,		March 31,
	2005	2004	2006
			(unaudited)
Assets
Cash	$6,579,242	$2,669,845	$8,294,938
Investments available for sale:
Marketable securities-at fair value	598,609	658,248	625,263
Other	50,872	158,872	50,872
Loans, less allowance for loan losses of (2005) $369,791, (2004) $233,311 and (March 31, 2006) $427,143	40,678,941	20,144,798	46,688,124
Accrued interest receivable	1,405,424	853,448	1,443,496
Other receivables	126,269	537,737	26,721
Prepaid expenses	374,762	445,470	326,319
Property and equipment-net	137,623	33,755	133,771
Real estate owned:
Rental property	622,513	709,973	624,478
Held for resale	180,302	-	180,302
Other assets	15,988	9,803	15,988

Total Assets	$50,770,545	$26,221,949	$58,410,272

Liabilities and Stockholders' Equity

Liabilities
Notes and accrued interest payable	$49,681,335	$24,817,403	$56,820,138
Other loans payable	-	66,200	31,500
Participation loans	-	107,248	7,863
Accounts payable and accrued payroll liabilities	2,730	1,900	2,315
Escrows and security deposits	171,673	33,346	168,192

Total Liabilities	$49,855,738	$25,026,097	$57,030,008

Stockholders' Equity
Common stock (5,000,000 shares authorized; (2005) 2,555,556 shares, (2004) 2,505,556 shares and (March 31, 2006) 2,699,951, issued and outstanding; $0.01 par value)	25,556	25,056	27,000
Paid-in-capital	1,603,852	1,750,443	1,944,483
Accumulated deficit	(429,688)	(385,373)	(334,554)
Subscription note receivable	(185,450)	(185,450)	(185,450)
Accumulative other comprehensive loss	(99,463)	(8,824)	(71,215)

Total Stockholders' Equity	914,807	1,195,852	1,380,264

Total Liabilities and Stockholders' Equity	$50,770,545	$26,221,949	$58,410,272

The accompanying notes are an integral part of these statements.

KH FUNDING COMPANY

STATEMENTS OF OPERATIONS
	For the year ended December 31,		For the three months ended March 31,
	2005	2004	2006	2005
			(unaudited)
Interest Income
Interest and fees on loans	$3,389,674	$2,137,148	$1,260,203	$662,777
Interest on bank accounts	113,380	10,066	43,065	18,015
Interest on investments-marketable securities	31,000	127,719	7,727	7,015

Total interest income	3,534,054	2,274,933	1,310,995	687,807

Interest Expense
Interest and fees on borrowings	2,400,423	1,283,407	851,979	444,552
Interest on participations	11,937	14,571	-	3,601

Total interest expense	2,412,360	1,297,978	851,979	448,153

Net interest income	1,121,694	976,955	459,016	239,654
Provision for Loan Losses	251,048	266,700	57,352	36,000

Net interest income after provision for loan losses	870,646	710,255	401,664	203,654

Non-Interest Income
Rental income	58,549	71,351	10,516	16,596
Gain on sale of real estate owned	72,194	53,868	-	-
Gain on sale of securities	-	18,576	-	-
Recognized loss on impairment of securities	(50,000)	(33,000)	-	-
Other	20,335	10,842	5,144	6,365

Total non-interest income	101,078	121,637	15,660	22,961

Non-Interest Expense
Salaries and wages	326,602	301,984	95,608	87,838
Professional fees	131,135	176,894	29,448	19,058
Offering costs	199,121	132,376	56,208	42,705
Administration	94,923	73,272	37,617	20,998
Real estate maintenance	50,385	35,940	20,400	7,456
Insurance	62,395	65,600	19,385	15,853
Depreciation	50,387	46,250	14,863	11,150
Rent	53,327	43,001	31,815	11,208
Bank charges	26,140	23,374	6,444	5,896
Other	21,624	30,674	10,402	5,298

Total non-interest expense	1,016,039	929,365	322,190	227,460

Net Income (Loss)	$(44,315)	$(97,473)	$95,134	$(845)

Basic (loss) earnings per share	$(0.02)	$(0.04)	$0.04	$ -
Diluted (loss) earnings per share	$(0.02)	$(0.04)	$0.04	$ -
Cash dividends paid per common share	$0.10	$0.15	$0.02	$0.04

The accompanying notes are an integral part of these statements.

KH FUNDING COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Paid-in Capital	Accumulated Deficit	Subscription Note Receivable	Accumulated Other Comprehensive (Loss) Income	Total Stockholders' Equity
	Shares	Amount
Balance at December 31, 2003	2,485,066	$24,851	$2,102,765	$(287,900)	$(185,450)	$27,647	$1,681,913
Additional Stock Issued	22,298	223	24,858	-	-	-	25,081
Stock Redeemed	(1,808)	(18)	(4,083)	-	-	-	(4,101)
Dividend Declared $0.15 per share	-	-	(373,097)	-	-	-	(373,097)
Comprehensive Income:
Net loss for the year ended December 31, 2004	-	-	-	(97,473)	-	-	(97,473)
Reclassification adjustment for gains included in net loss						(18,576)	(18,576)
Change in fair value of investments	-	-	-	-	-	(17,896)	(17,896)

Total Comprehensive Loss, 2004							(133,944)

Balance at December 31, 2004	2,505,556	$25,056	$1,750,443	$(385,373)	$(185,450)	$(8,824)	$1,195,852
Additional Stock Issued (unaudited)	50,000	500	99,500	-	-	-	100,000
Dividend Declared $0.10 per share	-	-	(246,091)	-	-	-	(246,091)
Comprehensive Income:
Net loss for the period	-	-	-	(44,315)	-	-	(44,315)
Change in fair value	-	-	-	-	-	(90,639)	(90,639)

Total Comprehensive Loss							(134,954)

Balance at December 31, 2005	2,555,556	$25,556	$1,603,852	$(429,688)	$(185,450)	$(99,463)	$914,807
Additional Stock Issued (unaudited)	144,395	1,444	391,741	-	-	-	393,185
Dividend Declared (unaudited)	-	-	(51,110)	-	-	-	(51,110)

Comprehensive Income:
Net loss for the period ended March 31, 2006 (unaudited)	-	-	-	95,134	-	-	95,134
Change in fair value (unaudited)	-	-	-	-	-	28,248	28,248

Total Comprehensive Income for the three months ended March 31, 2006 (unaudited)	-	-	-	-	-	-	123,382

Balance at March 31, 2006 (unaudited)	2,699,951	$27,000	$1,944,483	$(334,554)	$(185,450)	$(71,215)	$1,380,264
The accompanying notes are an integral part of these statements.

KH FUNDING COMPANY

STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,		For The Three Months Ended March 31,
	2005	2004	2006	2005
Reconciliation of Net Income to Net Cash from Operating Activities
Net (Loss) Income	$(44,315)	$(97,473)	$95,134	$(845)
Adjustments to Reconcile Net Income (Loss) to Net Cash from Operating Activities
Depreciation	50,387	46,250	14,863	11,150
Amortization of Loan Fees	(61,873)	(59,219)	(30,000)	(15,468)
Provision for Loan Losses	251,048	266,700	57,352	36,000
Expense of Stock Issued for Services	-	-	9,975	-
Gain on Sale of Securities	-	(18,576)	-	-
Increase <Decrease> in Accrued Late Charges	8,148	3,171	(5,175)	3,112
Gain on Sale of Real Estate Owned	(72,194)	(53,868)	-	-
Decrease (Increase) in Prepaid Expenses	39,417	(24,337)	20,960	14,314
Recognized Loss on Impairment of Investments	50,000	33,000	-	-
Recovery of Prior Loan Receivable Write-Off	6,500	4,800	-	-
Increase in Interest Receivable	(551,976)	(298,798)	(28,322)	(152,164)
Increase in Interest Payable (Included in Notes Payable)	1,317,000	615,523	546,561	290,217
Increase (Decrease) in Accounts Payable and Accrued Payroll Liabilities	830	(662)	(415)	5,614
Accrued Interest on Investments	-	-	(7,728)	-
Decrease (Increase) in Prepaid Offering Costs	32,616	(62,012)	56,208	(42,705)
Deferred Loan Origination Costs	(27,934)	-	(7,491)	-
Long Term Lease Liability	-	-	7,863	-

Net Cash Provided by Operating Activities	997,654	354,499	729,785	149,225

Cash Flows from Investing Activities
Principal Repayments from Borrowers	16,733,748	8,005,490	8,377,164	4,883,913
Loans made to Borrowers	(37,727,240)	(12,841,741)	(14,401,033)	(9,008,136)
Purchase of Marketable Securities and Other Investments	(31,000)	(603,673)	(428)	-
Proceeds from Sale of Marketable Securities and Other Investments	58,000	2,484,950	-	-
Payments for Other Receivables	411,468	(410,946)	99,548	272,547
Purchase of Fixed Assets	(129,716)	(15,683)	(5,828)	(24,397)
Proceeds from Sale of Real Estate Owned	266,076	371,846	-	-
Payments on Other Real Estate Owned	(29,128)	(8,840)	(7,148)	(8,346)
Net Change in Other Assets	(6,185)	(1,142)	-	-

Net Cash Used in Investing Activities	(20,453,977)	(3,019,739)	(5,937,725)	(3,884,419)

Cash Flows from Financing Activities
Proceeds from Investor Notes	120,110,831	49,008,102	36,921,841	22,189,236
Principal Payments on Investor Notes	(96,630,099)	(44,786,895)	(30,329,599)	(16,059,150)
Proceeds from Common Stock	100,000	1,025,081	354,485	-
(Decrease) Increase in Participation Loans	(107,248)	1,611	-	1,007
(Decrease) Increase in Borrowings	-	(1,234,000)	31,500	(66,000)
Payment of Dividends	(246,091)	(373,097)	(51,110)	(95,758)
Redemption of Common Stock	-	(4,101)	-	-
Increase (Decrease) in Escrow and Security Deposits	138,327	13,422	(3,481)	6,453

Net Cash Provided by Financing Activities	23,365,720	3,650,123	6,923,636	5,975,788

Net Increase in Cash	3,909,397	984,883	1,715,696	2,240,594

Cash Balance, Beginning of Period	2,669,845	1,684,962	6,579,242	2,669,845

Cash Balance, End of Period	$6,579,242	$2,669,845	$8,294,938	$4,910,439

Supplemental Cash Flow Information
Cash Paid for Interest	$1,095,360	$619,992	$305,885	$141,657
Transfer of Loans to Real Estate Owned	$283,460	$66,528	$-	$106,399

The accompanying notes are an integral part of these statements.

NOTE A-SUMMARY OF SIGNIFICANT POLICIES

Nature of Operation

KH Funding Company (the "Company") operated as a general partnership from its founding in December 1990 until July 1, 1994, at which date it incorporated. The Company is an authorized mortgage lender in the State of Maryland, and provides lending services in the Washington, D.C. and Baltimore, Maryland metropolitan areas, primarily to small businesses and individuals and also purchases mortgage loans nationwide. The lending services the Company provides include originating, buying and selling loans and in-house servicing of its loans.

FINANCIAL STATEMENTS

The financial statements for the years ended December 31, 2005 and 2004 have been audited.

The financial statements for the three month periods ended March 31, 2006 and 2005 are unaudited and include all adjustments which, in the opinion of management, are necessary to present fairly the results of operations for the periods then ended. All such adjustments are of a normal and recurring nature.

Loans Receivable and Allowance for Loan Losses

Loans receivable are stated as unpaid principal balance net of any deferred fees and payments in process, less the allowance for loan losses.

Interest income from notes receivable is recognized using the interest method whereby interest income is recognized based upon the effective rate based upon outstanding principal. Loan origination fees received from borrowers are deferred and amortized in income over the established average life of related loan under a method which approximates the effective interest rate method.

The Company pays fees to third parties in connection with the acquisition of loans. These costs are amortized against interest income over the estimated average life of the loans under a method which approximates the effective interest rate method.

The Company incurs direct loan origination costs in its direct lending activities. These costs are capitalized and amortized against interest income over the estimated average life of the loans under a method which approximates the effective interest rate method.

The allowance for loan losses is increased for charges to income and decreased for charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known or inherent risks in the portfolio, adverse situations which may affect the borrower's ability to repay, the estimated value of underlying collateral and current economic conditions. It is reasonably possible that the Company's allowance for loan losses could change in the near term.

Loans that are delinquent for more than three months are evaluated for collectibility and placed in non-accrual status when management determines that future earnings on that loan may be impaired. While in non-accrual status, collections on loans, if any, are recorded as collection of loan principal and no interest is recorded.

IMPAIRED LOANS AND ALLOWANCE FOR LOAN LOSSES

Under the provisions of SFAS Nos. 114 and 118, Accounting by Creditors for Impairment of a Loan, a loan is considered impaired (or Nonaccrual) if it is probable that the company will not collect all principal and interest payments according to the loan's contracted terms. The impairment of the loan is measured at the present value of the expected cash flows using the loan's effective interest rate, or the loan's observable market price. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loans principal balance. Interest income on the other nonaccrual loans is recognized only to the extent of interest payments received.

Income Taxes

The Company has elected under Subchapter S of the Internal Revenue Code to be treated as an S Corporation for tax purposes, and accordingly, items of income and loss are taxed to the shareholders. Therefore, no provision for income taxes is necessary.

Depreciation and Amortization

Property and equipment are stated at cost and depreciated over the estimated useful lives of three to 30 years, primarily using the straight-line method for financial statement purposes.

The unamortized costs of approximately $0.31 million as of December 31, 2005 for the public debt offering are being amortized over the expected average life of the related debt proceeds of 36 months from the date incurred.

Investment Available for Sale

Most of the Company's investments are considered available for sale instruments and are recorded in compliance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. The cost of securities sold is determined by the specific identification method. Purchase premiums and discounts are recognized in interest income using the interest method over the term of the securities. Net unrealized holding gains and losses are reported as accumulated other comprehensive income, a separate component of stockholders' equity. Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary result in a write-down of the individual security to its fair market value; write-downs are reflected in earnings as a realized loss on available-for-sale securities. Factors affecting the determination of whether an other-than-temporary impairment has occurred include a downgrading of the security by a rating agency, a significant deterioration in the financial condition of the issuer, or that management would not have the intent or ability to hold a security for a period of time sufficient to allow for any anticipated recovery in fair value.

Earnings Per Share

Basic earnings per share is derived by dividing net income available to common stockholders by the weighted-average number of common shares outstanding and does not include the effect of any potentially dilutive common stock equivalents. Diluted earnings per share is derived by dividing net income by the weighted-average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options. For this calculation, the effect of 361,250, 311,250, 311,250 and 331,250 options have been excluded as their effect is antidilutive due to losses for the years ended December 31, 2005 and 2004 and the three months ended March 31, 2006 and 2005, respectively.

	For the year ended December 31,		For the three months ended March 31,
	2005	2004	2006	2005
Basic:			(UNAUDITED)
Net (loss) income (attributable to common stock)	$(44,315)	$(97,473)	$95,134	$(845)
Average common shares outstanding	2,505,693	2,495,311	2,574,236	2,505,556
Basic earnings per share	(0.02)	$(0.04)	$0.04	$ -

Diluted:
Net (loss) income (attributable to common stock)	$(44,315)	$(97,473)	$95,134	$(845)
Average common shares outstanding	2,505,693	2,495,311	2,574,236	2,505,556
Dilutive effect of stock options	-	-	111,490	-
Average common shares outstanding-diluted	2,505,693	2,500,181	2,685,726	2,505,556
Diluted earnings per share	$(0.02)	(0.04)	0.04	$ -

Stock Based Compensation

Prior to January 1, 2006, the Company applied the intrinsic value method of accounting as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), with pro forma disclosure of the impact on net income (loss) of using the fair value option expense recognition method. Under the intrinsic value method, compensation cost is the excess, if any, of the market price of the stock at the grant date over the option exercise price. In the past, it has been the Company's policy to grant options to employees that vest immediately and consequently, the entire expense, if recognized, would have been recognized in the period granted. The valuation of the fair value option expense was calculated under the original provisions of the original SFAS 123, Accounting for Stock-Based Compensation, as described in our previous filings.

Fair value of options were computed using the Minimum Value Method. A risk-free rate of 3.75% and 3.58% was used for 2005 and 2004, respectively, and a 5 year expected life of the options was used for both years. Zero volatility was used as the Company's shares are not publicly listed or traded. A dividend of $0.08 and $0.15 per share per year paid quarterly was assumed for 2005 and 2004, respectively.

The following table summarizes information and presents the tabular information required under FAS 123. The Company is an S Corporation and there is no tax effect on the numbers presented in this table.

	Year Ended December 31,
	2005	2004

Net loss - as reported	$(44,315)	$(97,473)
Deduct - total stock-based compensation determined under fair value-based method for all awards	(55,046)	(117,967)
Pro forma net loss	$(99,361)	$(215,440)
Loss per share:
Basic - as reported	$(0.02)	$(0.04)
Basic - pro forma	$(0.04)	$(0.09)
Diluted - as reported	$(0.02)	$(0.04)
Diluted - pro forma	$(0.04)	$(0.09)

Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), Share-Based Payment, ("SFAS 123(R)") using the prospective method as by the standard because the Company's shares are not publicly traded and we used the Minimum Value Method to value our stock-based compensation in the past. Under that method we will recognize as compensation expense the fair value of all future stock-based compensation awards that we expect to vest. We are required to recognize this expense over the requisite service (or vesting) period of the grantees. The Company did not grant any stock options in three month period ended March 31, 2006. In addition, at January 1, 2006, the adoption date of SFAS 123(R), the Company had no unvested options outstanding.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of the original SFAS 123 to options granted under the Company's stock option plan for the three months ended March 31, 2006. For the purposes of this pro forma disclosure, the value of the options was estimated using the Minimum Value Method assuming a risk-free rate of 3.75%, a 5-year expected life, and a dividend payout of $0.08 per year paid quarterly. A volatility value of zero was used as the Company's shares are not publicly listed or traded.

Three Months Ended March 31, 2006

Net loss - as reported	$(845)
Deduct - total stock-based employee compensation determined under fair value-based method for all awards, net of tax effects	59,249
Pro forma net loss	$(60,094)
Earnings (loss) per share:
Basic - as reported	$-
Basic - pro forma	$(0.02)
Diluted - as reported	$-
Diluted - pro forma	$(0.02)

When the Company grants options, they have an exercise price equal to the fair value of the Company's common stock on the date of grant. No future compensation costs for options outstanding will need to be recognized as all options are outstanding options have vested in prior periods.

Real Estate Owned

Real estate owned represents property acquired by foreclosure, deed in lieu of foreclosure or purchase and is initially recorded at the lower of cost or fair market value at the date of acquisition. In order to determine the fair value, we obtain an opinion of value from a licensed real estate professional. Costs relating to the improvements of the property are capitalized. Holding costs are charged to expense as incurred. Subsequent to the foreclosure the property is advertised for rent or sale. Management makes the determination of whether to hold, rent or to sell the property on a case-by-case basis. Buildings for rental property are depreciated over 30.5 years.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with maturity of three months or less to be cash equivalents.

Use of Estimates in Preparing Financial Statements

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

Comprehensive income includes all changes in stockholders' equity during a period, except those relating to investments by and distributions to stockholders. Our comprehensive income consists of net earnings and unrealized gains and losses on investments available-for-sale. Accumulated other comprehensive income is displayed as a separate component of stockholders' equity.

Reclassification

Certain reclassifications have been made to the 2004 financial statements to conform to the 2005 presentation.

NOTE B-LOANS RECEIVABLE

Loans receivable consist of 244 collateralized loans and nine uncollateralized loans for 2005 and 204 collateralized loans and 7 uncollateralized loans for 2004. The loans receivable originate from various individuals and businesses ranging in balance from $501 to $2,600,000 for 2005 and $501 to $993,999 for 2004, bearing interest rates ranging from 1.5% to 24% in 2005 and from 3 percent to 24 percent in 2004, with a weighted-average yield of 10.66% and 10.89%, respectively. Uncollateralized loans constitute approximately 0.8% and 0.7% of the gross loan value at December 31, 2005 and 2004, respectively.

Loan origination fees received from borrowers are deferred and amortized into interest income over the estimated average life of the loans under a method which approximates the effective interest rate method. The unamortized loan origination fees, which are included as a reduction to loans receivable balance, were $154,530 and $120,207 at December 31, 2005 and 2004, respectively.

The Company pays fees to third parties in connection with the acquisition of loans. These costs are amortized against interest income over the estimated average life of the loans under a method which approximates the effective interest rate method. The costs which were unamortized were $164,774 and $6,413 at December 31, 2005 and 2004, respectively.

The Company incurs direct loan origination costs in its lending activities. These costs are capitalized and amortized against interest income over the estimated average life of the loans under a method which approximates the effective interest rate method. Unamortized direct loan origination costs were $27,934 at December 31, 2005. No such unamortized costs existed at December 31, 2004.

Loans Receivable by Collateral Type

The Company's loans receivable portfolio consists of the following by type of loans:

	December 31,		March 31,
Primary Collateral Type	2005	2004	2006

Residential Real Estate First Trust	$6,801,400	$4,251,283	$8,381,084
Business Assets and Commercial Real Estate First Trust	5,159,408	4,424,112	5,388,017
Residential Investment Property First Trust	24,557,184	9,543,663	28,899,822
Residential Real Estate Second Trust	2,103,760	1,116,984	2,152,348
Other Assets (Auto, Stock)	2,035,215	1,013,265	2,035,871
Other Loans	441,843	150,870	436,730
Total loans receivable, gross	$41,098,810	$20,500,177	$47,283,872

Unearned fees and other	(50,078)	(122,068)	(168,605)
Less allowance for loan losses	(369,791)	(233,311)	(427,143)
Total loans receivable, net	$40,678,941	$20,144,798	$46,688,124

Maturities as of December 31, 2005, are as follows:

Year Ending December 31,
2006	$23,653,633
2007	2,794,052
2008	1,152,763
2009	931,325
2010	4,271,462
2011 and thereafter	8,295,575
Total loans receivable, gross	$41,098,810

The fair value of the gross loans receivable is estimated to be $41.00 million and $20.46 million at December 31, 2005 and 2004, respectively. These estimates are based on discounted cash flows using the year end average interest for loans, assuming a mid year pay off of such loan in the year due.

Analysis of the allowance for loan loss is as follows:

	Year ending December 31,		Three months ended March 31,
	2005	2004	2006	2005
			(unaudited)	(unaudited)
Beginning balance	$233,311	$211,000	$369,791	$233,311
Provision for loan losses	251,048	266,700	57,352	36,000
Loans charged off	(121,068)	(249,189)	-	(24,433)
Recovery of loans previously charged off	6,500	4,800	-	-

Ending balance	$369,791	$233,311	$427,143	$244,878

Loans in non-accrual status totaled $0.84 million, $0.58 million and $0.99 million at December 31, 2005, 2004 and March 31, 2006 (unaudited), respectively.

As of December 31, 2005, 2004 and March 31, 2006 (unaudited), the Company had loans of $1.63 million, $2.11 million, and $1.62 million, respectively, which were more than 90 days past due and for which the company continues to accrue interest. The Company has collateral for these loans and management believes that both the principal and interest is collectible.

Analysis of Loan Loss Reserves
	December 31, 2005	December 31, 2004	March 31, 2006
			(unaudited)
Total recorded investment in impaired loans at the end of the period	$836,390	$583,351	$993,742
Amount of that recorded investment for which there is a related allowance for loan losses	$836,390	$516,126	$984,571
Amount of related allowance for loan losses associated with such investment	$228,493	$175,117	$260,001
Amount of that recorded investment for which there is no related allowance for loan losses	$-	$ 67,225	$ 9,171

	December 31, 2005	December 31, 2004	March 31, 2006	March 31, 2005
			(unaudited)	(unaudited)
The average recorded investment in impaired loans during the period	$709,871	$512,412	$851,807	$750,085
The related amount of interest income recognized within that period when the loans were impaired	$-	$-	$-	$-
The amount of income recognized using a cash basis during the time within that period that the loan was impaired	$-	$-	$-	$-

At December 31, 2005, the Company had outstanding loan balances to one borrower and its affiliated entities of $2.98 million which represented 7.35% of loans outstanding at that date. Management believes that this concentration is adequately collateralized with first deeds of trust on related real estate.

NOTE C-NOTES PAYABLE, INTEREST EXPENSE AND TYPES OF NOTES

Information related to Notes payable at December 31, 2005, December 31, 2004 and March 31, 2006 is as follows:

	December 31, 2005	December 31, 2004	March 31, 2006
			(unaudited)
Number of notes payable	1,310	518	1,548
Highest balance	$3,589,022	$1,355,265	$3,677,023
Lowest balance	$2	$102	$11
Lowest interest rate	$4.00%	4.00%	4.00%
Highest interest rate	9.25%	9.85%	9.15%
Weighted average interest rate	6.05%	5.69%	6.10%
Number of accounts greater than $100,000	104	52	106
Value of accounts over $100,000	$27,960,681	$16,153,262	$30,929,598

The carrying value of the Notes payable approximates their fair value. Notes payable are collateralized by the loans receivable. Maturities as of December 31, 2005, are as follows:

Year Ending December 31,
2006	$38,504,277
2007	3,979,256
2008	3,137,962
2009	1,786,624
2010	2,345,055
2011	55,582
Subtotal	$49,808,756
Unamortized brokerage costs	127,421
Total Notes and accrued interest payable	$49,681,335

The maturity date is considered to be the date on which the note first becomes a demand note. Included in the due-in-2006 category is $10.11 million on One Day Demand accounts, which the creditor can withdraw by check and $14.06 million that requires a 30 day notice before withdrawal can be made.

The Company has three classes of notes payable, Series 2, Series 3 and Series 4 Notes. Series 2 Notes were sold in private offerings by the Company from inception through November 2, 2003. On November 3, 2003, the Company registered a Public Offering with the Securities and Exchange Commission. Subsequent to the November 3, 2003 offering, the Company registered a second Public Offering with the Securities and Exchange Commission on August 2, 2004. Subsequent to the August 2, 2004 offering, the Company registered a third Public Offering with the Securities and Exchange Commission on July 15, 2005. The Series 3 and Series 4 notes were sold under the public offerings. The Series 3 Notes are senior to all other debt of the company and are secured by certain assets of the Company. The Series 4 Notes join the Series II notes in right of payment and both are subordinate to senior debt of the Company.

Notes payable outstanding by class of securities is as follows:
		December 31, 2004	December 31, 2005	March 31, 2006 (unaudited)
Series 2	Privately issued subordinated debt	$7,726,567	$4,468,645	$4,020,231
Series 3	Publicly issued senior debt	14,263,633	39,425,659	47,305,994
Series 4	Publicly issued subordinated debt	2,827,203	5,914,452	5,702,256
Subtotal		24,817,403	49,808,756	57,028,481
Unamortized brokerage costs		(50,051)	(127,421)	(208,343)
Total Notes and accrued interest payable		$24,767,352	$49,681,335	$56,820,138

The Company's Notes are sold directly by the Company and also through brokers. For those notes sold through brokers the Company pays brokerage fees which it capitalizes and amortizes into interest expense over the life of the related notes. The unamortized brokerage costs were $127,421 and $50,051 at December 31, 2005 and 2004, respectively.

For the year ended December 31, 2005 and 2004, interest expense totaled $2.41 million and $1.30 million, respectively, and interest paid totaled $1.10 million and $0.68 million, respectively. For the three months ended March 31, 2006 and 2005 (unaudited) interest expense totaled $0.85 million and $0.42 million, respectively.

NOTE D-INVESTMENT SECURITIES - AVAILABLE FOR SALE

Investment securities available for sale consist of the following at December 31, 2005, December 31, 2004 and March 31, 2006 (unaudited):

	December 31, 2005			December 31, 2004			March 31, 2006 (unaudited)
	Amortized Costs	Estimated Fair Value	Gross Unrealized Gain (Loss)	Amortized Costs	Estimated Fair Value	Gross Unrealized Gain (Loss)	Amortized Costs	Estimated Fair Value	Gross Unrealized Gain (Loss)
Corporate Bonds	$623,351	$523,888	$(99,463)	$632,211	$623,287	$(8,824)	$621,328	$550,113	$(71,215)
Money Market Fund	74,721	74,721	-	34,862	34,861	-	75,150	75,150	-

Totals	$698,072	$598,609	$(99,463)	$667,073	$658,248	$(8,824)	696,478	$625,263	$(71,215)

All of the corporate bonds outstanding at December 31, 2005 mature in between one and five years.

Securities with unrealized losses, segregated by length of impairment at December 31, 2005 were as follows:

	Less than 12 Months		More than 12 Month		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses

Corporate Bonds	$ -	$ -	$523,888	$99,463	$523,888	$99,463
Other	-	-	-	-	-	-

Totals	$ -	$ -	$523,888	$99,463	$523,888	$99,463

Declines in the fair value of available-for-sale securities below their cost are not deemed to be other than temporary. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Information related to the sale of marketable securities during recent periods is as follows:

	For the year ended December 31,		For the three months ended March 31,
	2005	2004	2006	2005
			(unaudited)	(unaudited)
Gross proceeds	$-	$2,484,950	-	-
Gross gains	$-	$21,795	-	-
Gross losses	$-	$(3,219)	-	-

NOTE E-OTHER INVESTMENTS

The Company has invested excess funds in a number of development stage companies. Because the Company maintains a minority position in these investments and cannot exert control the investments are accounted for under the cost method of accounting whereby only cash transactions effect the carrying value. There is no readily determinable market value for these investments. Management periodically reviews their status to determine if there has been any impairment to their value.

During 2005, the Company determined that one of these investments was worthless and recognized an impairment loss of $50,000. There was a partial-redemption in the other investment, the only one remaining at December 31, 2005, in the amount of $58,000.

In 2004, one of the company's investments was considered worthless. This investment was written off, creating an impairment loss of $33,000. The carrying value of Other Investments was $50,872 and $158,872 at December 31, 2005 and 2004, respectively. The carrying value was the same at March 31, 2006, as at December 31, 2005.

NOTE F-WARRANTS, OPTIONS AND STOCK ISSUED

Stock Option Plans

The Company has granted stock options to employees, shareholders and board members. All options granted vest on the day they are granted. All options granted to date are non statutory options. The Company has the following stock options outstanding:

Original Shareholder Options. The five original shareholders were granted options on July 1, 1994, to purchase additional shares of common stock up to 50 percent of their original purchase at $1.00 per share. Granted options allowed the purchase of an additional 235,500 shares of common stock. All of these options were exercised before December 31, 2004.

Other Stock Options. During fiscal year 1999, the Company granted options to purchase 201,250 shares of common stock at $2.00 per share. These options expired in 2004. During fiscal year 2000 the Company granted options to purchase 50,000 shares of common stock at $2.00 per share in connection with the issuance of a note payable. The options expire in five years, in 2005. During fiscal year 2002, the Company granted options to purchase 100,000 shares of common stock at $2.00 a share. During 2004, the Company granted options to purchase 161,250 shares of common stock at $2.00 per share. During 2005, the Company granted options to purchase 100,000 shares of common stock at $2.25 per share.

The following depicts option activity for the years ended December 31, 2005 and 2004 and the three months ended March 31, 2006:

	Number of Shares	Weighted-Average Exercise Price	Aggregate Intrinsic Value
Options outstanding at January 1, 2004	371,250	1.96	$-
Granted	161,250	2.00	-
Exercised	(20,000)	1.00	-
Forfeited	(201,250)	2.00	-

Options outstanding at December 31, 2004	311,250	2.00	$-
Granted	100,000	2.25	-
Exercised	(50,000)	2.00	-
Forfeited	-	-	-

Options outstanding at December 31, 2005	361,250	2.07	$335,963

Granted (unaudited)	-	-	-
Exercised (unaudited)	(40,000)	2.00	-
Forfeited (unaudited)	-	-	-

Options outstanding at March 31, 2006 (unaudited)	321,250	2.08	$295,550

Exercisable at March 31, 2006 (unaudited)	321,250	2.08	$295,550

Weighted Average Remaining Contractual Life at March 31, 2006 (unaudited)	3.2 Years

The intrinsic value of the above options exercised during the three months ended March 31, 2006 was $40,000.

During the three months ended March 31, 2006, the Company sold and issued 144,395 shares of common stock to 15 persons, all of whom were directors, executive officers, accredited investors and/or existing shareholders prior to this period. Of these shares 131,495 shares were sold to seven individuals for $0.35 million in proceeds. The remaining 12,900 shares were issued to eight individuals (five board members and three employees) for services to the Company, resulting in a $38,700 compensation expense over the period service is to be rendered.

NOTE G-PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 2005 and 2004, and March 31, 2006:

	December 31,		March 31, 2006
	2005	2004	(unaudited)
Furniture and equipment	$82,302	$53,025	$84,336
Automobiles	27,074	27,074	27,074
Computer software	80,642	73,266	84,436
Leasehold improvements	18,813	-	18,813
	208,831	153,365	214,659
Less: Accumulated depreciation	71,208	119,610	80,888
Property and equipment - net	$137,623	$33,755	$133,771

Depreciation expense related to property and equipment for the years ended December 31, 2005, 2004 and the three months ended March 31, 2006 totaled $25,848, $21,050 and $9,680, respectively.

NOTE H-REAL ESTATE OWNED

Real estate owned currently consists of rental and held for sale real estate.

	December 31, 2005	December 31, 2004	March 31, 2006
			(unaudited)
Rental property:
Buildings	$625,301	$668,087	$632,452
Less: Accumulated depreciation	70,538	61,864	75,724
	554,763	606,223	556,728
Land-rental property	67,750	103,750	67,750

Total Rental	$622,513	$709,973	$624,478

Held for resale:
Buildings	$155,302	$ -	$ 156,802
Land-held for sale	25,000	-	25,000

Total held for sale	$180,302	$ -	$ 181,802

Depreciation expense related to rental property for the years ended December 31, 2005, 2004 and the three months ended March 31, 2006 (unaudited), totaled $24,539, $25,201 and $5,186, respectively.

NOTE I-RELATED PARTY TRANSACTIONS

The following related party transactions exist as of the dates shown below:
•

Included in loans receivable at December 31, 2005 and 2004 are 11 notes and eight notes totaling $4.27 million and $1.83 million, respectively, and as of March 31, 2006 are 11 notes totaling $4.05 million from officers, stockholders and a company controlled by an officer. These notes all have annual maturities and are due in full on the maturity date unless extended by the Company. The interest rates on these notes range between 5.99% and 12.5%.

•

Included in the Notes payable balance at December 31, 2005 and 2004 are 59 and 52 Notes totaling $5.94 million and $5.39 million, respectively, and as of March 31, 2006 are 59 notes totaling $5.68 million which are held by officers and stockholders. These Notes were all issued at the rate in effect for the applicable term selected as of the date the Note was issued.

•

There is a loan of $0.19 million, shown in the equity section of the Balance Sheet as a contra-equity, made to the Company's CEO for the purchase of 100,000 shares of stock in the Company. The interest rate on this loan is seven percent. The stock has a book value of about $38,000 as of December 31, 2005. At December 31, 2005, there was no accrued interest receivable on this loan.

All of the above transactions were consummated on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other customers.

NOTE J-COMMITMENTS AND CONTINGENCIES

Lease Commitment

In October 2005, the Company expanded office facilities to approximately twice the original size. A new 10 year lease was signed at that time which will expire October 31, 2015. The following is a schedule by years of approximate future minimum payments under the lease as of December 31, 2005:

Year Ending December 31,
2006	$94,696
2007	98,488
2008	102,426
2009	106,522
2010	110,784
Thereafter	600,810
Total	$1,113,726

No new lease commitments arose in the three months ended March 31, 2006 (unaudited).

Rent expense under operating leases totaled $53,327 and $43,001 for the years ended December 31, 2005 and 2004, respectively. Rent expense totaled $31,815 and $11,208 for the three months ended March 31, 2006 and 2005 (unaudited), respectively.

NOTE K-LOAN PARTICIPATION

As of March 31, 2006, there were no active participation loans. The December 31, 2004 participation loan balance of $0.21 million was paid-off in total during 2005.

NOTE L-TRUST ACTIVITIES

The Company became a trustee of IRA accounts in February 2003. The IRA accounts are self-directed. A portion of the assets under the trust have been invested in notes payable of the Company. As a trustee, the Company is subject to Section 1.408-2(e) of the Internal Revenue Code and is subject to reviews by IRS examiners. No such review occurred in 2004. We underwent a review in 2005 and are not aware of any issues resulting from such review.

	December 31,		March 31,
	2005	2004	2006
			(unaudited)
Total Assets under Trust	$5,417,337	$2,242,256	$5,682,883
Portion of Assets Invested in KH Funding Notes Payable	$5,342,337	$2,024,117	$5,607,883
Portion of Assets Invested in Outside Investments	$75,000	$218,139	$75,000

NOTE M-RECENT ACCOUNTING PRONOUNCEMENTS

In November 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position (FSP) 115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This FSP provides additional guidance on when an investment in a debt or equity security should be considered impaired and when that impairment should be considered other-than-temporary and recognized as a loss in earnings. Specifically, the guidance clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell has not been made. The FSP also requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. Management applied the guidance in this FSP in 2005.

In May 2005, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 154, Accounting Changes and Error Corrections, which changes the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement requires retrospective application to prior period financial statements of changes in accounting principle, unless it is impractical to determine either the period-specific or cumulative effects of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on financial condition, results of operations, or liquidity.

In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. This statement amends the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and more broadly provides for exceptions regarding exchanges of nonmonetary assets that do not have commercial substance. This statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this standard is not expected to have a material impact on financial condition, results of operations or liquidity.

In December 2004, the FASB revised SFAS 123, Accounting for Stock-Based Compensation. SFAS 123R establishes accounting requirements for share-based compensation to employees and carries forward prior guidance on accounting for awards to non-employees. In 2005, the FASB issued further guidance on the classification and measurement of freestanding financial instruments originally issued for employee service and the application of grant date as defined in SFAS 123R. The Company adopted this statement on January 1, 2006. The impact of SFAS 123R on the Company in 2006 and beyond will depend on various factors, among them being the Company's future compensation strategy. The adoption of this standard is not expected to have a material impact on financial condition, results of operations or liquidity.

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer. SOP 03-3 requires acquired loans, including debt securities, to be recorded at the amount of the purchaser's initial investment and prohibits carrying over valuation allowances from the seller for those individually evaluated loans that have evidence of deterioration in credit quality since origination, and it is probable all contractual cash flows on the loan will be unable to be collected. SOP 03-3 also requires the excess of all undiscounted cash flows expected to be collected at acquisition over the purchaser's initial investment to be recognized as interest income on a level-yield basis over the life of the loan. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan's yield over its remaining life, while subsequent decreases are recognized as impairment. Loans carried at fair value, mortgage loans held for sale, and loans to borrowers in good standing under revolving credit agreements are excluded from the scope of SOP 03-3. The Company adopted the provisions of SOP 03-3 effective January 1, 2005. The adoption of this standard did not have a material impact on financial condition, results of operation or liquidity.

You should only rely on the information contained in this Prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to distribute or sell securities in any jurisdiction where the distribution or sale is not permitted. You should assume that the information appearing in this Prospectus is accurate as of the date on the front cover of this Prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Table of Contents

Prospectus Summary	1
Risk Factors	7
Forward-Looking Statements	13
Use of Proceeds	13
Management Discussion and Analysis	14
Our Business	21
Management	27
Certain Relationships and Related Transactions	31
Description of the Notes	33
Plan of Distribution	36
Experts	37
Legal Matters	37
Additional Information	37
Financial Statements	F-1

$220,000,000

Series 3 Senior
Secured Notes
(Fixed Term Notes and Demand Notes)

$30,000,000

Series 4 Subordinated
Unsecured Notes
(Fixed Term Notes)

PROSPECTUS

KH Funding Company

June 26, 2006

PART II-INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our Articles of Incorporation give us the power to indemnify our officers, directors, employees and agents to the full extent permitted under Maryland General Corporation Law. Our Bylaws further provide for the indemnification of such persons to the full extent permitted under Maryland General Corporation Law and for the payment of expenses in advance of any final disposition of action. These provisions are permitted under Maryland General Corporation Law. In the event that the Maryland General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors and officers, the Articles of Incorporation and Bylaws will be amended accordingly. We have not purchased directors and officers liability insurance. However, we may purchase such insurance in the future to limit our potential exposure for indemnification of directors and officers.

Section 2-418 of the Maryland General Corporation Law provides, in substance, that corporations, under certain circumstances, have the power to indemnify their directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by reason of the fact of such position against expenses incurred in defending any such action, suit or proceeding.

We have also agreed to indemnify the broker-dealer(s) employed for the purpose of offering the Notes on a "best-efforts or agency basis. The broker-dealer(s) are indemnified against specific liabilities, including liabilities under the Securities Act.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We will pay all expenses in connection with the registration and sale of the notes specified in this Prospectus. The following table sets forth the estimated expenses to be incurred in connection with the offering of the notes:

Description	Amount(1)

SEC Registration Fees	$23,754
State Blue Sky Filing Fees	$25,000
NASD Fees	$12,000
Trustee Fees	$10,000
Commissions	$250,000
Printing Fees and Expenses	$25,000
Legal Fees	$20,000
Accounting Fees	$10,000
Advertising	$10,000
Total	$385,754
(1) All expenses are estimated except for SEC Registration fees.

RECENT SALES OF UNREGISTERED SECURITIES

The following information relates to sales and other issuances by us within the past three fiscal years of our securities, the sales or issuances of which were not registered pursuant to the Securities Act of 1933, as amended ("Securities Act").

Issuances of Capital Stock and Debt.

On March 31, 2006, the Company completed a private placement of 91,495 shares of the Company's common stock at a purchase price of $3.00 per share. Net proceeds to the Company were $274,485. Also, during the period ended March 31, 2006, options were exercised which resulted in 40,000 shares purchased at $2.00 per share with net proceeds to the Company of $80,000. The private placement was consummated without registration under the Securities Act in reliance upon the exemption from registration pursuant to Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. All of the purchasers were existing stockholders of the Company and are believed by the Company to be "accredited investors" within the meaning of the Securities Act.

In addition, during the quarter ended March 31, 2006, the Company issued a total of 12,900 shares of common stock to members of the Board of Directors and certain employees of the Company. These shares were issued without registration under the Securities Act in reliance upon the exemption from registration pursuant to Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

Grants of Stock Options.

In addition, within the past three fiscal years, we have granted stock options to purchase 261,250 shares of our Common Stock with an exercise price of $2.00-2.25 per share, to employees, directors and consultants pursuant to our stock option plans and programs.

No underwriters were used in the foregoing transactions. These issuances were exempt from the registration requirements of the Securities Act pursuant to either Rule 701, as a transaction pursuant to a compensatory benefit plan, or pursuant to Section 4(2) as a transaction by an issuer not involving a public offering.

EXHIBITS

The following is a list of exhibits filed with this Registration Statement:
Exhibit	Description
3.1	Articles of Incorporation of KH Funding Company (Incorporated by reference from Exhibit 3.1 of the Registration Statement on Form SB-2 filed on June 26, 2003, file No 333-106501)
3.2	Articles of Amendment of KH Funding Company (Incorporated by reference from Exhibit 3.2 of the Registration Statement on Form SB-2 filed on June 26, 2003, file No 333-106501)
3.3	Bylaws of KH Funding Company (Incorporated by reference from Exhibit 3.3 of the Registration Statement on Form SB-2 filed on June 26, 2003, file No 333-106501)
4.1

Indenture by and between KH Funding Company, as Issuer, and Wells Fargo Bank Minnesota, N.A., as Trustee, dated August 27, 2003 (Incorporated by reference from Exhibit 4 of the Registration Statement on Form SB-2 filed on June 26, 2003, file No 333-106501)

4.2

Indenture by and between KH Funding Company, as Issuer, and Wells Fargo Bank Minnesota, N.A., as Trustee, dated August 2, 2004 (Incorporated by reference from Exhibit 4 of the Registration Statement on Form SB-2, file No 333-117038)

4.3

First Supplemental Indenture by and between KH Funding Company, as Issuer, and Wells Fargo Bank, N.A., as Trustee, dated July 1, 2005 (Incorporated by reference from Exhibit 4.3 of the Registration Statement on Form SB-2, file No 333-124155)

4.4*

Security Agreement by and between KH Funding Company, as Issuer, and Wells Fargo Bank, N.A., as Trustee, dated May 18, 2005 (Incorporated by reference from Exhibit 4.4 of the Registration Statement on Form SB-2, file No 333-124155)

4.5

Deposit Account Control Agreement by and among KH Funding Company, as Issuer, Wells Fargo Bank, N.A., as Trustee, and Access National Bank, dated June 15, 2005 (Incorporated by reference from Exhibit 4.4 of the Registration Statement on Form SB-2, file No 333-124155)

4.6*	Second Supplemental Indenture by and between KH Funding Company, as Issuer, and Wells Fargo Bank, N.A., as Trustee, dated , 2006
4.7*	Securities Intermediary Control Agreement by and among KH Funding Company, as Issuer, Wells Fargo Bank, N.A., as Trustee, and the brokerage company a party thereto, dated June 26, 2006
4.8*	Deposit Account Control Agreement by and among KH Funding Company, as Issuer, Wells Fargo Bank, N.A., as Trustee, and Bank of America, N.A., dated June 26, 2006
5*	Opinion of Whiteford, Taylor & Preston LLP
10.1	1998 Stock and Incentive Plan (Incorporated by reference from Exhibit 10.1 of the Registration Statement on Form SB-2, file No 333-106501)
10.2	Form of Participation Agreement (Incorporated by reference from Exhibit 10.2 of the Registration Statement on Form SB-2 filed on June 30, 2004, file No 333-117038)
10.3	2005 Equity Incentive Plan (Incorporated by reference from Exhibit 10.3 of the Registration Statement on Form SB-2, file No 333-124155)
23.1*	Consent of Whiteford, Taylor & Preston LLP (included in Exhibit 5)
24	Power of Attorney (included in signature page of this registration statement)
25*	Statement of Eligibility of Trustee on Form T-1
99.1	Form of Prospectus Supplement
99.2	Form of Subscription Agreement(s) and other materials

* To be filed by amendment.

UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes to:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any Prospectus required by Section 10(a)(3) of the Securities Act;

(ii) Reflect in the Prospectus any facts or events arising which, individually or together, represent a fundamental change in the information in the registration statement; and

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b) The undersigned registrant will:

(1) For purposes of determining any liability under the Securities Act, treat the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

(2) For the purpose of determining any liability under the Securities Act, treat each post-effective amendment that contains a form of Prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Silver Spring, State of Maryland, on June 26, 2006.
KH FUNDING COMPANY
By:/s/ Robert L. Harris Robert L. Harris, President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that the undersigned, whose signatures appear below, hereby constitute and appoint Robert L. Harris their true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as full and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons as of June 26, 2006, in the capacities indicated:

Name	Title
/s/ Robert L. Harris
Robert L. Harris	President, Chief Executive Officer and Director
/s/ James E. Parker
James E. Parker	Chief Financial Officer and Treasurer
/s/ Jack H. Breskow
Jack H. Breskow	Director
/s/ Dr. Mervyn Feldman
Dr. Mervyn Feldman	Director
/s/ Alvin Shapiro
Alvin Shapiro	Director
/s/ Jeremiah P. Connor
Jeremiah P. Connor	Director

Signature page to Form SB-2